FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

July 29, 2011	By:	/s/ Iñigo Dago Elorza
	Name:	Iñigo Dago Elorza
	Title:	Chief Legal Officer and Secretary of the Board of Directors

ANNEX I

GENERAL

1st	HALF-YEARLY FINANCIAL REPORT FOR YEAR	2011

CLOSING DATE OF PERIOD 06/30/2011

I. IDENTIFICATION DATA

Registered Company name: PROMOTORA DE INFORMACIONES, S.A.

Registered address:	Tax ID no. (CIF)
GRAN VÍA, 32 - 6ª planta	A28297059

II. SUPPLEMENTARY INFORMATION TO PREVIOUSLY RELEASED PERIODIC INFORMATION

Explanation of the main modifications with respect to the previously released periodic information:

(complete only in the situations indicated in section B) of the instructions)

The interim consolidated statement of cash flows for the first half of 2010 was amended, with the reclassification of the proceeds from the sale of 25% of Grupo Santillana de Ediciones, S.L. for EUR 278,619 thousand from "Cash flows from investing activities" to *"Cash flows from financing activities"* in application of IAS 7, as amended by IAS 27, regarding the classification of cash flows arising from transactions with non-controlling interests of companies that do not result in a loss of control.

Similarly, the interim income statement of Promotora de Informaciones, S.A. for the six months ended June 30, 2010 was amended, with the reclassification of the income arising on the sale of 25% of Grupo Santillana de Ediciones, S.L. of EUR 253,884 thousand from *"Impairment losses and gains and losses on disposal of assets"* to *"Finance income"* in application of BOICAC 79/2009 consultation 2 on the accounting classification in separate financial statements of income and expense of a holding company applying Spanish GAAP (PGC 2007) enacted in Royal Decree 1514/2007 of November 16 regarding the determination of revenue for this company.

In addition, in accordance with IFRS 5 and for comparative purposes, the free-to-air TV business (Cuatro) was classified as a discontinued operation in the interim consolidated income statement for the first half of 2010. Accordingly, the segment information was also amended.

III. DECLARATION/(S) BY THE PERSONS RESONSIBLE FOR THE INFORMATION

To the best of our knowledge, the summary annual financial statements submitted here, prepared according to the applicable accounting principles, give a true and fair view of equity, of the financial position and of the results of the issuer, or of the companies included in the consolidation taken as a whole, and the interim management report includes a faithful analysis of the required information.

Observations on the above statement/(s):

Person/(s) assuming responsibility for this information:

Pursuant to the authority delegated by the Board of Directors, the Board secretary certifies that the half-yearly financial report has been signed by the directors

Individual/Corporate name	Office
MR. IGNACIO POLANCO MORENO	CHAIRMAN
MR. JUAN LUIS CEBRIÁN ECHARRI	CHIEF EXECUTIVE OFFICER
MR. DIEGO HIDALGO SCHNUR	DIRECTOR
MR. BORJA PÉREZ ARAUNA	DIRECTOR
MS. AGNÉS NOGUERA BOREL	DIRECTOR
MR. MANUEL POLANCO MORENO	DIRECTOR
MR. MATÍAS CORTÉS DOMINGUEZ	DIRECTOR
MR. GREGORIO MARAÑÓN Y BERTRÁN DE LIS	DIRECTOR
MR. ALAIN MINC	DIRECTOR
MR. JUAN ARENA DE LA MORA	DIRECTOR
MR. ERNESTO ZEDILLO PONCE DE LEÓN	DIRECTOR
MR. EMMANUEL ROMÁN	DIRECTOR
MR. MARTIN FRANKLIN	DIRECTOR
MR. NICOLAS BERGGRUEN	DIRECTOR
MR. HARRY E. SLOAN	DIRECTOR
MR. FERNANDO ABRIL-MARTORELL HERNÁNDEZ	DEPUTY CEO

Date this half-yearly financial report is signed by the competet governing body: 07/29/2011

IV. SELECTED FINANCIAL INFORMATION

1. INDIVIDUAL BALANCE SHEET (PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARDS)

Units: Thousands of euros

ASSETS		PRESENT PER. 06/30/2011	PREVIOUS PER. 12/31/2010
A) NON-CURRENT ASSETS	0040	5,892,793	5,910,223
1. Intangible assets:	0030	7,266	8,200
a) Goodwill	0031		
b) Other intangible assets	0032	7,266	8,200
2. Property, plant and equipment	0033	2,059	2,204
3. Investment properties	0034		
4. Long-term investmenst in group companies and associates	0035	5,640,651	5,665,450
5. Long-term financial investments	0036	15,926	8,826
6. Deferred tax assets	0037	226,891	225,543
7. Other non-current assets	0038		
B) CURRENT ASSETS	0085	364,845	357,255
1. Non-current assets held for sale	0050		
2. Inventories	0055		
3. Trade and other receivables:	0060	126,852	87,261
a) Trade receivables for sales and services	0061	79,774	75,698
b) Other receivables	0062	11,107	4,848
c) Current tax assets	0063	35,971	6,715
4. Short-term investments in group companies and associates	0064	184,880	149,220
5. Short-term financial investments	0070	2	
6. Current accrual accounts	0071	339	244
7. Cash and cash equivalents	0072	52,772	120,530
TOTAL ASSETS (A+B)	0100	6,257,638	6,267,478

EQUITY AND LIABILITIES		PRESENT PER. 06/30/2011	PREVIOUS PER. 12/31/2010
A) EQUITY (A.1+ A.2+ A.3)	0195	1,229,007	1,277,239
A.1) CAPITAL AND RESERVES	0180	1,229,007	1,277,239
1. Share Capital:	0171	84,786	84,698
a) Authorized capital	0161	84,786	84,698
b) Less: Uncalled capital	0162		
2. Share premium	0172	406,805	409,028
3. Reserves	0173	783,579	779,058
4. Less: Treasury stock	0174	(1,752)	(4,804)
5. Profit/loss brought forward	0178		
6. Other shareholder contributions	0179		
7. Net income for the year	0175	(44,230)	9,282
8. Less: Interim dividend	0176		
9. Other equity instruments	0177	(181)	(23)
A.2) VALUATION ADJUSTMENTS	0188	0	0
1. Available for sale financial assets	0181		
2. Hedging transactions	0182		
3. Other	0183		
A.3) GRANTS, DONATIONS AND GIFTS RECEIVED	0194		
B) NON-CURRENT LIABILITIES	0120	3,465,904	3,427,143
1. Long-term provisions	0115	266,881	258,358
2. Long-term debts	0116	3,165,360	3,135,122
a) Bank borrowings and bonds and other negotiable securities	0131	2,888,006	2,881,856
b) Other non-current financial liabilities	0132	277,354	253,266
3. Long-term payable to group and associates companies	0117	33,004	33,004
4. Deferred tax liabilities	0118	659	659
5. Other non-current liabilities	0135		
6. Long- term acrual accounts	0119		
B) CURRENT LIABILITIES	0130	1,562,727	1,563,096
1. Non-current liabilities held for sale	0121		
2. Short-term provisions	0122		
2. Short-term payables	0123	256,379	274,655
a) Bank borrowings and bonds and other negotiable securities	0133	237,657	252,602
b) Other financial liabilities	0134	18,722	22,053
4. Current payables to group and associates companies	0129	1,191,807	1,196,966
5. Trade and other payables	0124	113,863	90,833
a) Suppliers	0125	6,320	4,007
b) Other accounts payable	0126	49,776	41,753
c) Current tax liabilities	0127	57,767	45,073
6. Other current liabilities	0136		
7. Current accrual accounts	0128	678	642
TOTAL EQUITY AND LIABILITIES (A+B+C)	0200	6,257,638	6,267,478

IV. SELECTED FINANCIAL INFORMATION
2. INDIVIDUAL INCOME STATEMENT
(PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARS)

Units: Thousands of euros

			PRESENT CURR. PERIOD (2nd HALF)		PREVIOUS CURR. PERIOD (2nd HALF)		CURRENT CUMULATIVE 06/30/2011		PREVIOUS CUMULATIVE 06/30/2010	
			Amount	%	Amount	%	Amount	%	Amount	%
(+)	Revenues	0205					80,474	100.00	65,682	100.00
(+/-)	Variation in inventories of finished products and products in process	0206						0.00		0.00
(+)	Own work capitalized	0207						0.00		0.00
(-)	Suppliers	0208						0.00		0.00
(+)	Other operating revenues	0209					104	0.13	8	0.01
(-)	Staff costs	0217					(13,279)	(16.50)	(8,794)	(13.39)
(-)	Other operating expenses	0210					(28,420)	(35.32)	(14,785)	(22.51)
(-)	Depreciation and amortization charge	0211					(1,390)	(1.73)	(1,385)	(2.11)
(+)	Allocation of grants for non-financial assets and others	0212						0.00		0.00
(+)	Overprovision	0213						0.00		0.00
(+/-)	Impairment and results on fixed asset disposals	0214						0.00	0	0.00
(+/-)	Other income	0215						0.00		0.00
=	**PROFIT FROM OPERATIONS**	0245					**37,489**	46.59	**40,726**	62.00
(+)	Finance income	0250					4,304	5.35	256,610	390.69
(-)	Finance costs	0251					(88,572)	(110.06)	(77,668)	(118.25)
(+/-)	Change in value of financial instruments	0252					4,825	6.00	3,397	5.17
(+/-)	Exchange differences (net)	0254					(1)	(0.00)	(11)	(0.02)
(+/-)	Impairment and results on disposals of financial instrument	0255					(33,482)	(41.61)	(8,385)	(12.77)
=	**NET FINANCIAL INCOME**	0256					**(112,926)**	(140.33)	**173,943**	264.83
=	**PROFIT (LOSS) BEFORE TAX**	0265					**(75,437)**	(93.74)	**214,669**	326.83
(+/-)	Income tax	0270					31,207	38.78	(48,515)	(73.86)
=	**PROFIT (LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS**	0280					**(44,230)**	(54.96)	**166,154**	252.97
(+/-)	Net income for the year from discontinued operations net of tax	0285						0.00		0.00
=	**PROFIT (LOSS) FOR THE YEAR**	0300					**(44,230)**	(54.96)	**166,154**	252.97

EARNINGS PER SHARE		Amount (X.XX euros)	Amount (X.XX euros)	Amount (X.XX euros)	Amount (X.XX euros)
Basic	0290			(0.09)	0.80
Diluted	0295			(0.09)	0.80

In the half-yearly financial report for the first half of the year, the data for the current period will be the same as the cumulative data, so there is no need to enter them.

IV. SELECTED FINANCIAL INFORMATION
3. INDIVIDUAL STATEMENT OF CHANGES IN EQUITY
INDIVIDUAL STATEMENT OF RECOGNISED INCOME AND EXPENSE
(PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARS)

Units: Thousands of euros

		PRESENT PERIOD 06/30/2011	PREVIOUS PERIOD 06/30/2010
A) PROFIT (LOSS) FOR THE YEAR (from the income statement)	0305	(44,230)	166,154
B) INCOME AND EXPENSE RECOGNISED DIRECTLY IN EQUITY:	0310		
1. From measurement of financial instruments:	0320		
a) Financial assets held for sale	0321		
a) Other revenues/(expenses)	0323		
2. From cash flow hedges	0330		
3. Grants, donations and gifts received	0340		
4. From actuarial gains and losses and other adjustments	0344		
5. Other income and expense recognised directly in equity	0343		
6. Tax effect	0345		
C) TRANSFERS TO INCOME STATEMENT:	0350		
1. From measurement of financial instruments:	0355		
a) Financial assets held for sale	0356		
a) Other revenues/(expenses)	0358		
2. From cash flow hedges	0360		
3. Grants, donations and gifts received	0366		
5. Other income and expense recognised directly in equity	0365		
6. Tax effect	0370		
TOTAL RECOGNISED INCOME/(EXPENSE) (A+ B+ C)	0400	(44,230)	166,154

IV. SELECTED FINANCIAL INFORMATION
4. INDIVIDUAL STATEMENT OF CHANGES IN EQUITY (1/2)
INDIVIDUAL STATEMENT OF TOTAL CHANGES IN EQUITY
(PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARS)

Units: Thousands of euros

PRESENT PERIOD		Equity					Adjustments for changes in value	Grants, donations and gifts received	Total Equity
		Share Capital	Share premium and Reserves (1)	Treasury stock	Profit (loss) for the year	Other equity instruments			
Opening balance at 01/01/2011	3010	84,696	1,188,086	(4,804)	9,282	(23)			1,277,239
Adjustment for changes in accounting policy	3011								0
Adjustment for errors	3012								0
Adjusted opening balance	3015	84,696	1,188,086	(4,804)	9,282	(23)			1,277,239
Total recognised income/ (expense)	3020				(44,230)				(44,230)
Transactions with shareholders or owners	3025	88	7,220	3,052	(5,877)	0	0	0	4,483
Capital increases/ (reductions)	3026	88	1,173						1,261
2. Conversion of financial liabilties into equity	3027		5,877						5,877
3. Distribution of dividends	3028				(5,877)				(5,877)
4. Trading with own shares (net)	3029		170	3,052					3,222
5. Increases/ (reductions) for business combinations	3030								0
6. Other transactions with shareholders or owners	3032								0
III. Other changes in equity	3035	0	(4,922)	0	(3,405)	(158)	0	0	(8,485)
1. Share based payments	3036								0
2. Transfers between equity accounts	3037		3,405		(3,405)				0
3. Other variations	3038		(8,327)			(158)			(8,485)
Closing balance at 06/30/2011	3040	84,786	1,190,384	(1,752)	(44,230)	(181)	0	0	1,229,007

(1) The column Share premium and Reserves, for purposes of completing this statement, includes the following headings from the Balance Sheet: 2. Share premium, 3. Reserves, 5. Profit/loss brought forward, 6. Other shareholder contributions and 8. *Less: Interim dividend.*

IV. SELECTED FINANCIAL INFORMATION
4. INDIVIDUAL STATEMENT OF CHANGES IN EQUITY (2/2)
INDIVIDUAL STATEMENT OF TOTAL CHANGES IN EQUITY
(PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARS)

Units: Thousands of euros

PREVIOUS PERIOD		Equity					Adjustments for changes in value	Grants, donations and gifts received	Total Equity
		Share Capital	Share premium and Reserves (1)	Treasury stock	Profit (loss) for the year	Other equity instruments			
Opening balance at 01/01/2010 (comparative period)	3050	21,914	900,896	(3,044)	(7,683)				912,083
Adjustment for changes in accounting policy	3051								0
Adjustment for errors	3052								0
Adjusted opening balance (comparative period)	3055	21,914	900,896	(3,044)	(7,683)				912,083
Total recognised income/ (expense)	3060				166,154				166,154
Transactions with shareholders or owners	3065	0	8	3,044	0	0	0	0	3,052
Capital increases/ (reductions)	3066								0
2. Conversion of financial liabilities into equity	3067								0
3. Distribution of dividends	3068								0
4. Trading with own shares (net)	3069		8	3,044					3,052
5. Increases/ (reductions) for business combinations	3070								0
6. Other transactions with shareholders or owners	3072								0
III. Other changes in equity	3075	0	(7,845)	0	7,683	0	0	0	(162)
1. Share based payments	3076								0
2. Transfers between equity accounts	3077		(7,683)		7,683				0
3. Other variations	3078		(162)						(162)
Closing balance at 06/30/2010 (comparative period)	3080	21,914	893,059	0	166,154	0	0	0	1,081,127

(1) The column Share premium and Reserves, for purposes of completing this statement, includes the following headings from the Balance Sheet: 2. Share premium, 3. Reserves, 5. Profit/loss brought forward, 6. Other shareholder contributions and 8. *Less: Interim dividend.*

IV. SELECTED FINANCIAL INFORMATION
5. INDIVIDUAL STATEMENT OF CASH FLOWS
2.(PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARDS)

Units: Thousands of euros

			PRESENT PERIOD 06/30/2011	PREVIOUS PERIOD 06/30/2010
A)	**CASH FLOWS FROM OPERATING ACTIVITIES (1+ 2+ 3+ 4)**	0435	(47,984)	(27,377)
1.	**Profit (loss) before tax**	0405	(75,437)	214,669
2.	**Adjustments to profit (loss):**	0410	92,711	(274,021)
(+)	Depreciation and amortisation charge	0411	1,390	1,385
(+/-)	Other adjustments to income (nets)	0412	91,321	(275,406)
3.	**Changes in working capital**	0415	(53,629)	45,876
4.	**Other cash flows from operating activities:**	0420	(11,629)	(13,901)
(-)	Interest paid	0421	(56,672)	(56,937)
(+)	Dividends received	0422	23,742	36,006
(+)	Interest received	0423	2,521	810
(+/-)	Income tax recovered/(paid)	0430	3	(1,134)
(+/-)	Other sums received/(paid) from operating activities	0425	18,777	7,354
B)	**CASH FLOWS FROM INVESTING ACTIVITIES (1+2)**	0460	(7,421)	279,745
1.	**Payments for investments:**	0440	(7,421)	(324)
(-)	Group companies, associates and business units	0441	(7,106)	(107)
(-)	Property, plant and equipment, intangible assets and investment properties	0442	(315)	(189)
(-)	Other financial assets	0443		
(-)	Other assets	0444		(28)
2.	**Proceeds from disposals:**	0450	0	280,069
(+)	Group companies, associates and business units	0451		278,619
(+)	Property, plant and equipment, intangible assets and investment properties	0452		1,450
(+)	Other financial assets	0453		
(+)	Other assets	0454		
C)	**CASH FLOWS FROM FINANCING ACTIVITIES (1+2+ 3)**	0490	(12,353)	(238,626)
1.	**Sums received /(paid) in respect of equity instruments:**	0470	1,602	2,850
(+)	Issues	0471	1,760	
(-)	Redemption	0472		
(-)	Acquisition	0473	(158)	
(+)	Disposal	0474		2,850
(+)	Grants, donations and gifts received	0475		
2.	**Sums received /(paid) for financial liability instruments:**	0480	(13,955)	(241,476)
(+)	Issues	0481	14,946	7,005
(-)	Repayment and redemption	0482	(28,901)	(248,481)
3.	**Payments of dividends and remuneration on other equity instruments**	0485		
D)	**EFFECT OF CHANGES IN FOREIGN EXCHANGE RATES**	0492		
E)	**NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS (A+ B+ C+ D)**	0495	(67,758)	13,742
F)	**CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD**	0499	120,530	3,516
G)	**CASH AND CASH EQUIVALENTS AT END OF PERIOD (E+ F)**	0500	52,772	17,258

	COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD		PRESENT PERIOD 12/31/2010	PREVIOUS PERIOD 12/31/2009
(+)	Cash and banks	0550	52,772	17,258
(+)	Other financial assets	0552		
(-)	*Less: Bank overdrafts repayable on demand*	0553		
	TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD	0600	52,772	17,258

In the half-yearly financial report for the first half of the year, the data for the current period will be the same as the cumulative data, so there is no need to enter them.

IV. SELECTED FINANCIAL INFORMATION
6. CONSOLIDATED BALANCE SHEET (IFRS ADOPTED)

Units: Thousands of euros

ASSETS		PRESENT PER. 06/30/2011	PREVIOUS PER. 12/31/2010
A) NON-CURRENT ASSETS	1040	6,348,925	6,293,489
1. Intangible assets:	1030	4,267,360	4,264,026
a) Goodwill	1031	3,897,926	3,903,514
b) Other intangible assets	1032	369,434	360,512
2. Property, plant and equipment	1033	305,308	295,560
3. Investment properties	1034	425	430
4. Investments accounted for using the equity method	1035	619,125	613,542
5. Non-current financial assets	1036	113,291	70,611
6. Deferred tax assets	1037	1,040,954	1,046,030
7. Other non-current assets	1038	2,462	3,290
B) CURRENT ASSETS	1085	1,792,983	1,857,965
1. Non-current assets held for sale	1050	268	3,653
2. Inventories	1055	205,511	203,152
3. Trade and other receivables:	1060	1,389,050	1,245,687
a) Trade receivables for sales and services	1061	938,266	914,554
b) Other receivables	1062	450,784	331,133
c) Current tax assets	1063		
4. Other current financial assets	1070	83,186	160,260
5. Other current assets	1075	225	225
6. Cash and cash equivalents	1072	114,743	244,988
TOTAL ASSETS (A + B)	1100	8,141,908	8,151,454

EQUITY AND LIABILITIES		PRESENT PER. 06/30/2011	PREVIOUS PER. 12/31/2010
A) EQUITY (A.1+ A.2+ A.3)	1195	2,604,959	2,650,185
A.1) CAPITAL AND RESERVES	1180	2,001,585	1,999,309
1. Share Capital	1171	84,786	84,698
a) Authorized capital	1161	84,786	84,698
b) Less: Uncalled capital	1162		
2. Share premium	1172	406,806	409,028
3. Reserves	1173	715,875	711,511
4. Less: Treasury stock	1174	(1,752)	(4,804)
5. Profit/loss brought forward	1178	784,772	871,746
6. Other shareholder contributions	1179		
7. Profit (loss) for year attributable to parent company	1175	11,098	(72,870)
8. Less: Interim dividend	1176		
9. Other equity instruments	1177		
A.2) VALUATION ADJUSTMENTS	1188	8,148	20,213
1. Available for sale financial assets	1181		
2. Hedging transactions	1182		
3. Translation differences	1184	8,148	20,213
4. Other	1183		
EQUITY ATTRIBUTABLE TO THE PARENT COMPANY (A.1+ A.2)	1189	2,009,733	2,019,522
A.3) MINORITY INTERESTS	1193	595,226	630,663
B) NON-CURRENT LIABILITIES	1120	3,603,705	3,526,496
1. Grants	1117	106	106
2. Non-current provisions	1115	193,122	185,592
3. Non-current financial liabilities:	1116	3,366,935	3,293,944
a) Bank borrowings and bonds and other negotiable securities	1131	2,989,109	2,931,190
b) Other non-current financial liabilities	1132	377,826	362,754
4. Deferred tax liabilities	1118	26,172	28,555
5. Other non-current liabilities	1135	17,370	18,299
C) CURRENT LIABILITIES	1130	1,933,244	1,974,773
1. 'Non-current liabilities held for sale	1121	0	0
2. Current provisions	1122	6,546	9,804
3. Current financial liabilities:	1123	463,666	428,897
a) Bank borrowings and bonds and other negotiable securities	1133	393,096	411,109
b) Other financial liabilities	1134	70,570	17,788
4. Trade and other payables:	1124	1,429,973	1,505,669
a) Suppliers	1125	1,136,643	1,234,846
b) Other accounts payable	1126	293,330	270,823
c) Current tax liabilities	1127		
5. Other current liabilities	1136	33,059	30,403
TOTAL EQUITY AND LIABILITIES (A + B + C)	1200	8,141,908	8,151,454

IV. SELECTED FINANCIAL INFORMATION
7. CONSOLIDATED INCOME STATEMENT (IFRS ADOPTED)

Units: Thousands of euros

			PRESENT CURR. PERIOD (2nd HALF)		PRESENT CURR. PERIOD (2nd HALF)		CURRENT CUMULATIVE 06/30/2011		PREVIOUS CUMULATIVE 06/30/2010	
			Amount	%	Amount	%	Amount	%	Amount	%
(+)	Revenues	1206					1,305,628	100.00	1,345,335	100.00
(+/-)	Variation in inventories of finished products and products in process	1208						0.00		0.00
(+)	Own work capitalized	1207					1,761	0.13	1,857	0.14
(-)	Suppliers	1208					(422,295)	(32.34)	(438,065)	(32.56)
(+)	Other operating revenues	1209					41,263	3.16	61,532	4.57
(-)	Staff costs	1217					(318,338)	(24.38)	(289,369)	(21.51)
(-)	Other operating expenses	1210					(406,813)	(31.16)	(387,303)	(28.79)
(-)	Depreciation and amortization charge	1211					(82,243)	(6.30)	(82,834)	(6.16)
(+)	Allocation of grants for non-financial assets and others	1212						0.00		0.00
(+/-)	Impairment and results on fixed asset disposals	1214					(1,733)	(0.13)	(3,309)	(0.25)
(+/-)	Other income	1216						0.00		0.00
=	**PROFIT FROM OPERATIONS**	1245					**117,230**	8.98	**207,844**	15.45
(+)	Finance income	1250					3,071	0.24	4,451	0.33
(-)	Finance costs	1251					(97,242)	(7.45)	(89,552)	(6.66)
(+/-)	Change in value of financial instruments	1252					5,926	0.45	2,834	0.21
(+/-)	Exchange differences (net)	1254					8,417	0.64	(3,741)	(0.28)
(+/-)	Impairment and results on disposals of financial instrument	1255						0.00		0.00
=	**NET FINANCIAL INCOME**	1256					**(79,828)**	(6.11)	**(86,008)**	(6.39)
(+/-)	Profit (loss) from companies recorded by the equity method	1253					5,048	0.39	(3,427)	(0.25)
=	**PROFIT (LOSS) BEFORE TAX**	1265					**42,450**	3.25	**118,409**	8.80
(+/-)	Income tax	1270					(472)	(0.04)	(32,702)	(2.43)
=	**PROFIT (LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS**	1280					**41,978**	3.22	**85,707**	6.37
(+/-)	Net income for the year from discontinued operations net of tax	1285					(2,133)	(0.16)	(7,772)	(0.58)
=	**CONSOLIDATED PROFIT (LOSS) FOR THE YEAR**	1288					**39,845**	3.05	**77,935**	5.79
	a) Profit (loss) for year attributable to parent company	1300					11,098	0.85	60,882	4.53
	Minority interests	1289					28,747	2.20	17,053	1.27

	EARNINGS PER SHARE		Amount (X.XX euros)	Amount (X.XX euros)	Amount (X.XX euros)	Amount (X.XX euros)
	Basic	1290			(0.02)	0.28
	Diluted	1295			(0.02)	0.28

In the half-yearly financial report for the first half of the year, the data for the current period will be the same as the cumulative data, so there is no need to enter them.

IV. SELECTED FINANCIAL INFORMATION

8. CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE (IFRS ADOPTED)

Units: Thousands of euros

		PRESENT PERIOD 06/30/2011	PREVIOUS PERIOD 06/30/2010
A) CONSOLIDATED NET INCOME FOR THE YEAR (from income statement)	1305	39,845	77,935
B) INCOME AND EXPENSE RECOGNISED DIRECTLY IN EQUITY:	1310	(26,565)	52,386
1. From revaluation/(reversal of revaluation) of tangible fixed assets and intangible assets	1311		
2. From measurement of financial instruments:	1320		
a) Financial assets held for sale	1321		
a) Other revenues/(expenses)	1323		
3. From cash flow hedges	1330		
4. Translation differences	1334	(26,565)	52,386
5. From actuarial gains and losses and other adjustments	1344		
6. Companies accounted for by the equity method	1342		
7. Other income and expense recognised directly in equity	1343		
8. Tax effect	1345		
C) TRANSFERS TO INCOME STATEMENT:	1350		
1. From measurement of financial instruments:	1355		
a) Financial assets held for sale	1356		
a) Other revenues/(expenses)	1358		
2. From cash flow hedges	1360		
3. Translation differences	1364		
4. Companies accounted for by the equity method	1368		
5. Other income and expense recognised directly in equity	1363		
6. Tax effect	1370		
TOTAL RECOGNISED INCOME/(EXPENSE) (A+ B+ C)	1400	13,280	130,321
a) Attributable to parent company	1398	(8,159)	93,701
b) Attributable to minority interests	1399	21,439	36,620

IV. SELECTED FINANCIAL INFORMATION
9. CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY (IFRS ADOPTED) (1/2)

Units: Thousands of euros

PRESENT PERIOD		Equity attributable to parent company						Minority Interests	Total Equity
		Equity							
		Share Capital	Share premium and Reserves (1)	Treasury stock	Profit (loss) for year attributable to parent company	Other equity instruments	Adjustments for changes in value		
Opening balance at 01/01/2011	3110	84,698	1,992,308	(4,804)	(72,870)	(23)	20,213	630,663	2,650,185
Adjustment for changes in accounting policy	3111								0
Adjustment for errors	3112								0
Adjusted opening balance	3115	84,698	1,992,308	(4,804)	(72,870)	(23)	20,213	630,663	2,650,185
Total recognised income/ (expense)	3120		(7,192)		11,098		(12,065)	21,439	13,280
Transactions with shareholders or owners	3125	88	7,220	3,052	(5,877)	0	0	(51,434)	(46,951)
1. Capital increases/ (reductions)	3126	88	1,173						1,261
2. Conversion of financial liabilities into equity	3127		5,877						5,877
3. Distribution of dividends	3128				(5,877)			(51,445)	(57,322)
4. Trading with own shares (net)	3129		170	3,052					3,222
5. Increases/ (reductions) for business combinations	3130							11	11
6. Other transactions with shareholders or owners	3132								0
III. Other changes in equity	3135	0	(84,702)	0	78,747	(158)	0	(5,442)	(11,555)
1. Share based payments	3136								0
2. Transfers between equity accounts	3137		(78,747)		78,747				0
3. Other variations	3138		(5,955)			(158)		(5,442)	(11,555)
Closing balance at 06/30/2011	3140	84,786	1,907,634	(1,752)	11,098	(181)	8,148	595,226	2,604,959

(1) The column **Share premium and Reserves**, for purposes of completing this statement, includes the following headings from the Balance Sheet: 2. Share premium, 3. Reserves, 5. Profit/loss brought forward, 6. Other shareholder contributions and 8. *Less: Interim dividend.*

IV. SELECTED FINANCIAL INFORMATION
9. CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY (IFRS ADOPTED) (2/2)

Units: Thousands of euros

PREVIOUS PERIOD		Equity attributable to parent company							
		Equity							
		Share Capital	Share premium and Reserves (1)	Treasury stock	Profit (loss) for year attributable to parent company	Other equity instruments	Adjustments for changes in value	Minority interests	Total Equity
Opening balance at 01/01/2010 (comparative period)	3150	21,914	1,186,696	(3,044)	50,479		(1,561)	118,535	1,373,019
Adjustment for changes in accounting policy	3151								0
Adjustment for errors	3152								0
Adjusted opening balance (comparative period)	3155	21,914	1,186,696	(3,044)	50,479	0	(1,561)	118,535	1,373,019
Total recognised income/ (expense)	3160		1,897		60,882		30,922	36,620	130,321
Transactions with shareholders or owners	3165	0	8	3,044	0	0	0	63,067	66,119
1. Capital increases/ (reductions)	3166								0
2. Conversion of financial liabities into equity	3167								0
3. Distribution of dividends	3168							(9,623)	(9,623)
4. Trading with own shares (net)	3169		8	3,044					3,052
5. Increases/ (reductions) for business combinations	3170							72,690	72,690
6. Other transactions with shareholders or owners	3172								0
III. Other changes in equity	3175	0	64,601	0	(50,479)	0	0	(15,298)	(1,176)
1. Share based payments	3176								0
2. Transfers between equity accounts	3177		50,479		(50,479)				0
3. Other variations	3178		14,122					(15,298)	(1,176)
Closing balance at 06/30/2010 (comparative period)	3180	21,914	1,253,202	0	60,882	0	29,361	202,924	1,568,283

(1) The column **Share premium and Reserves**, for purposes of completing this statement, includes the following headings from the Balance Sheet: 2. Share premium, 3. Reserves, 5. Profit/loss brought forward, 6. Other shareholder contributions and 8. *Less: Interim dividend.*

IV. SELECTED FINANCIAL INFORMATION

10.A. CONSOLIDATED CASH FLOW STATEMENT (INDIRECT METHOD) (IFRS ADOPTED)

Units: Thousands of euros

			PRESENT PERIOD 06/30/2011	PREVIOUS PERIOD 06/30/2010
A)	CASH FLOWS FROM OPERATING ACTIVITIES (1+ 2+ 3+ 4)	1435	34,848	103,870
1.	Profit (loss) before tax	1405	42,460	118,409
2.	Adjustments to profit (loss):	1410	135,481	159,844
(+)	Depreciation and amortisation charge	1411	82,243	83,118
(+/-)	Other adjustments to income (nets)	1412	53,238	76,726
3.	Changes in working capital	1415	(114,907)	(159,478)
4.	Other cash flows from operating activities:	1420	(28,075)	(14,905)
(-)	Interest paid	1421		
(-)	Payments of dividends and remuneration on other equity instruments	1430		
(+)	Dividends received	1422		
(+)	Interest received	1423		
(+/-)	Income tax recovered/(paid)	1424	(28,075)	(14,905)
(+/-)	Other sums received/(paid) from operating activities	1425		
B)	CASH FLOWS FROM INVESTING ACTIVITIES (1+ 2+ 3)	1460	(123,018)	(78,289)
1.	Payments for investments:	1440	(131,045)	(78,744)
(-)	Group companies, associates and business units	1441	(16,345)	(12,175)
(-)	Property, plant and equipment, intangible assets and investment properties	1442	(114,700)	(66,569)
(-)	Other financial assets	143		
(-)	Other assets	1444		
2.	Proceeds from disposals:	1450	5,248	0
(+)	Group companies, associates and business units	1451		
(+)	Property, plant and equipment, intangible assets and investment properties	1452	5,249	
(+)	Other financial assets	1453		
(+)	Other assets	1454		
3.	Other cash flows from investing activities:	1455	2,778	455
(+)	Dividends received	1456	25,249	
(+)	Interest received	1457		
(+/-)	Other sums received/(paid) from investing activities	1458	(22,471)	455
C)	CASH FLOWS FROM FINANCING ACTIVITIES (1+2+ 3+ 4)	1490	(42,318)	(22,857)
1.	Sums received /(paid) in respect of equity instruments:	1470	1,602	2,850
(+)	Issues	1471	1,760	
(-)	Redemption	1472		
(-)	Acquisition	1473	(158)	
(+)	Disposal	1474	0	2,850
2.	Sums received /(paid) for financial liability instruments:	1480	39,906	(218,413)
(+)	Issues	1481	105,376	68,336
(-)	Repayment and redemption	1482	(65,470)	(286,749)
3.	Payments of dividends and remuneration on other equity instruments	1485	(28,109)	(1,834)
4.	Other cash flow from financing activities	1486	(55,717)	194,540
(-)	Interest paid	1487	(57,926)	(61,192)
(+/-)	Other sums received/(paid) from financing activities	1488	2,209	255,732
D)	EFFECT OF CHANGES IN FOREIGN EXCHANGE RATES	1492	142	5,338
E)	NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS (A+ B+ C+ D)	1495	(130,245)	8,062
F)	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1499	244,988	82,810
G)	CASH AND CASH EQUIVALENTS AT END OF PERIOD (E+ F)	1500	114,743	90,872

	COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD		PRESENT PERIOD 06/30/2011	PREVIOUS PERIOD 06/30/2010
(+)	Cash and banks	1550	114,743	90,872
(+)	Other financial assets	1552		
(-)	*Less: Bank overdrafts repayable on demand*	1553		
	TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD	1600	114,743	90,872

This consolidated cash flow statement for (direct method) permits the alternatives envisaged in the adopted IFRSs for classification of interest and dividends received and paid. Each of the above items must be classified uniquely and consistently in each year as pertaining to operating, investing or financing activities.

IV. SELECTED FINANCIAL INFORMATION

11. CHANGES IN THE COMPOSITION OF THE GROUP

Table 1

BUSINESS COMBINATIONS OR OTHER ACQUISITIONS OR INCREASES IN HOLDINGS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATED COMPANIES (CURRENT PERIOD)

Name of the entity (or of the business activity) acquired or merged	Category	Effective date of the operation (mm-dd-yyyy)	Cost (net) of the combination (a)+(b) (€ 000s)		% of voting rights acquired	% of total voting rights in entity after acquisition
			Amount (net) paid in acquisition + other costs directly	Fair value of equity instruments issued to acquire the entity (b)		
Prisa Digital Inc.	Subsidiary	02/21/2011	0		100.00	100.00
Comunicacions Pla, S.L.	Subsidiary	03/04/2011	0		100.00	100.00
Ediciones Conelpa, S.L.	Subsidiary	04/01/2011	2		50.00	50.00
Prisa Noticias, S.L.	Subsidiary	06/08/2011	3		100.00	100.00
Prisa Gestión de Servicios, S.L.	Subsidiary	06/08/2011	3		100.00	100.00
Televisión Digital de Baleares, S.L.	Subsidiary	06/24/2011	1,178		60.00	60.00

Table 2

DECREASE IN HOLDINGS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES AND OTHER OPERACIONS OF A SIMILAR NATURE (CURRENT PERIOD)

Name of the entity (or of the business activity) sold, spun off or derecognized	Category	Effective date of the operation (mm-dd-yyyy)	% of voting rights disposed of or derecognized	% of total voting rights in entity after the disposal	Profit/(Loss) generated (€ 000s)

IV. SELECTED FINANCIAL INFORMATION
12. DIVIDENDS PAID

		PRESENT PERIOD			PREVIOUS PERIOD		
		% of Nominal	Euros per share (X.XX)	Amount (€ 000s)	% of Nominal	Euros per share (X.XX)	Amount (€ 000s)
Ordinary shares	2158						
Rest of shares (non-voting, redeemable, etc.)	2159		0.14				
Total dividends paid	2160		0.14				
a) Interim dividends	2155						
b) Dividends with a charge to reserves or share premium	2156						
b) Non-cash dividends	2157						

IV. SELECTED FINANCIAL INFORMATION
13. ISSUES, BUYBACKS OR REDEMPTIONS OF DEBT SECURITIES

Units: Thousands of euros

ISSUES CARRIED OUT BY THE ENTITY (AND/OR ITS GROUP)		PRESENT PERIOD				
		Initial outstanding balance 01/01/2011	(+) Issues	(-) Buyback or redemptions	(+/-) Adjustments for exchanges rates and other	Final outstanding balance 06/30/2011
Debt securities issued in a European Union Member State that have required registration of a prospectus	2191					
Debt securities issued in a European Union Member State that have not required registration of a prospectus	2192					
Other debt securities issued outside a European Union Member State	2193					
TOTAL	2200					

		PREVIOUS PERIOD				
		Initial outstanding balance 01/01/2010	(+) Issues	(-) Buyback or redemptions	(+/-) Adjustments for exchanges rates and other	Final outstanding balance 06/30/2010
Debt securities issued in a European Union Member State that have required registration of a prospectus	4191					
Debt securities issued in a European Union Member State that have not required registration of a prospectus	4192					
Other debt securities issued outside a European Union Member State	4193					
TOTAL	4200					

GUARANTEED ISSUES		PRESENT PERIOD				
		Initial outstanding balance 01/01/2011	(+) Granted	(-) Cancelled	(+/-) Adjustments for exchanges rates and other	Final outstanding balance 06/30/2011
Issues or debt securities guaranteed by the group (amount guaranteed)	2195					

		PREVIOUS PERIOD				
		Initial outstanding balance 01/01/2010	(+) Granted	(-) Cancelled	(+/-) Adjustments for exchanges rates and other	Final outstanding balance 06/30/2010
Issues or debt securities guaranteed by the group (amount guaranteed)	4195					

IV. SELECTED FINANCIAL INFORMATION

14. BREAKDOWN OF FINANCIAL INSTRUMENTS BY NATURE AND CATEGORY (1/2)

Units: Thousands of euros

FINANCIAL ASSETS: NATURE/CATEGORY		PRESENT PERIOD					
		Financial assets held for trading	Other financial liabilities at FV through P&L	Financial assets available for sale	Loans and receivables	Investments held to maturity	Hedging derivatives
Equity instruments	2061			5,439,091			
Debt securities	2062						
Derivatives	2063						
Other financial assets	2064				201,560	15,926	
Long-term/ non-current	**2065**	**0**	**0**	**5,439,091**	**201,560**	**15,926**	**0**
Equity instruments	2066						
Debt securities	2067						
Derivatives	2068						
Other financial assets	2069				184,880		
Short-term/ current	**2070**	**0**	**0**	**0**	**184,880**	**0**	**0**
INDIVIDUAL TOTAL	**2075**	**0**	**0**	**5,439,091**	**386,440**	**15,926**	**0**
Equity instruments	2161			17,940			
Debt securities	2162						
Derivatives	2163		0				
Other financial assets	2164			438	74,729	20,184	
Long-term/ non-current	**2165**	**0**	**0**	**18,378**	**74,729**	**20,184**	**0**
Equity instruments	2166			3,496			
Debt securities	2167						
Derivatives	2168		0				
Other financial assets	2169				22,896	56,794	
Short-term/ current	**2170**	**0**	**0**	**3,496**	**22,896**	**56,794**	
CONSOLIDATED TOTAL	**2175**	**0**	**0**	**21,874**	**97,625**	**76,978**	

FINANCIAL LIABILITIES: NATURE/CATEGORY		PRESENT PERIOD			
		Financial liabilities held for trading	Other financial liabilities at FV through P&L	Debts and payables	Hedging derivatives
Bank borrowings	2076			2,888,006	
Debentures and other securities	2077				
Derivatives	2078		5,490		
Other financial liabilites	2079			304868	
Long-term debts/ Non-current financial liabilities	**2080**		**5,490**	**3,192,874**	
Bank borrowings	2081			237,657	
Debentures and other securities	2082				
Derivatives	2083		5,449		
Other financial liabilites	2084			1,205,080	
Short-term debts/ Current financial liabilities	**2085**		**5,449**	**1,442,737**	
INDIVIDUAL TOTAL	**2090**		**10,939**	**4,635,611**	
Bank borrowings	2176			2,989,109	
Debentures and other securities	2177				
Derivatives	2178		6,474		
Other financial liabilites	2179			371,352	
Long-term debts/ Non-current financial liabilities	**2180**		**6,474**	**3,360,461**	
Bank borrowings	2181			393,096	
Debentures and other securities	2182				
Derivatives	2183		5,449		
Other financial liabilites	2184			65,121	
Short-term debts/ Current financial liabilities	**2185**	**0**	**5,449**	**458,217**	**0**
CONSOLIDATED TOTAL	**2190**	**0**	**11,923**	**3,818,678**	**0**

(Abbreviations- FV: fair value/P&L: profit & loss (income statement))

IV. SELECTED FINANCIAL INFORMATION

14. BREAKDOWN OF FINANCIAL INSTRUMENTS BY NATURE AND CATEGORY (2/2)

Units: Thousands of euros

FINANCIAL ASSETS: NATURE/CATEGORY		PREVIOUS PERIOD					
		Financial assets held for trading	Other financial liabilities at FV through P&L	Financial assets available for sale	Loans and receivables	Investments held to maturity	Hedging derivatives
Equity instruments	6061			5,464,044			
Debt securities	6062						
Derivatives	6063						
Other financial assets	6064			0	201,406	8,826	
Long-term/ non-current	6065			5,464,044	201,406	8,826	
Equity instruments	6066						
Debt securities	6067						
Derivatives	6068						
Other financial assets	6069				149,220		
Short-term/ current	6070			0	149,220	0	
INDIVIDUAL TOTAL	6075			5,464,044	350,626	8,826	
Equity instruments	6161			19,991			
Debt securities	6162						
Derivatives	6163		0				
Other financial assets	6164			445	30,607	19,568	
Long-term/ non-current	6165	0	0	20,436	30,607	19,568	0
Equity instruments	6166			4,298			
Debt securities	6167						
Derivatives	6168		0				
Other financial assets	6169				16,898	139,064	
Short-term/ current	6170	0	0	4,298	16,898	139,064	
CONSOLIDATED TOTAL	6175			24,734	47,505	158,632	

FINANCIAL LIABILITIES: NATURE/CATEGORY		PREVIOUS PERIOD			
		Financial liabilities held for trading	Other financial liabilities at FV through P&L	Debts and payables	Hedging derivatives
Bank borrowings	6076			2,881,856	
Debentures and other securities	6077				
Derivatives	6078		4,254		
Other financial liabilites	6079			282,016	
Long-term debts/ Non-current financial liabilities	6080		4,254	3,163,872	
Bank borrowings	6081			252,602	
Debentures and other securities	6082				
Derivatives	6083		9,152		
Other financial liabilites	6084			1,209,867	
Short-term debts/ Current financial liabilities	6085		9,152	1,462,469	
INDIVIDUAL TOTAL	6090		13,406	4,626,341	
Bank borrowings	6176			2,931,190	
Debentures and other securities	6177				
Derivatives	6178		6,338		
Other financial liabilites	6179			356,416	
Long-term debts/ Non-current financial liabilities	6180		6,338	3,287,606	
Bank borrowings	6181			411,109	
Debentures and other securities	6182				
Derivatives	6183		9,152		
Other financial liabilites	6184			8,636	
Short-term debts/ Current financial liabilities	6185	0	9,152	419,746	0
CONSOLIDATED TOTAL	6190	0	16,490	3,707,351	0

(Abbreviations- FV: fair value/P&L: profit & loss (income statement))

IV. SELECTED FINANCIAL INFORMATION
15. SEGMENT REPORTING

Units: Thousands of euros

Table 1:

GEOGRAPHICAL AREA		Distribution of net turnover by geographical area			
		INDIVIDUAL		CONSOLIDATED	
		PRESENT PERIOD	PREVIOUS PERIOD	PRESENT PERIOD	PREVIOUS PERIOD
Internal market	2210	80,474	65,682	892,843	960,431
Export:	2215	0	0	412,785	384,904
a) European Union	2216			96,250	99,792
b) OECD countries	2217			57,072	57,359
c) All other countries	2218			257,463	227,753
TOTAL	2220	80,474	65,682	1,305,628	1,345,335

Table 2:

SEGMENTS		Ordinary revenues CONSOLIDATED					
		Ordinary revenues from external customers		Ordinary revenues between segments		Total ordinary revenues	
		PRESENT PERIOD	PREVIOUS PERIOD	PRESENT PERIOD	PREVIOUS PERIOD	PRESENT PERIOD	PREVIOUS PERIOD
AUDIOVISUAL	2221	618,699	672,142	14,207	15,062	632,906	687,204
EDUCATION	2222	316,518	299,118	2,493	945	319,011	300,063
RADIO	2223	181,301	192,833	3,749	4,637	185,050	197,470
PRESS	2224	185,709	118,597	18,449	87,590	204,158	206,187
OTHER	2225	48,538	126,277	12,994	(73,625)	61,532	52,652
	2226						
	2227						
	2228						
	2229						
	2230						
Adjustments and eliminations of ordinary revenues between segment	2231			(51,892)	(34,609)	(51,892)	(34,609)
TOTAL	2235	1,350,765	1,408,967	0	0	1,350,765	1,408,967

Table 3:

SEGMENTS		Profit (loss) CONSOLIDATED	
		PRESENT PERIOD	PREVIOUS PERIOD
AUDIOVISUAL	2250	55,701	50,614
EDUCATION	2251	25,645	32,277
RADIO	2252	19,866	30,608
PRESS	2253	10,981	11,413
OTHER	2254	(47,978)	2,096
	2255		
	2256		
	2257		
	2258		
	2259		
Total profit (loss) of reported segments	2260	64,215	127,008
(+/-) Unallocated profit (loss)	2261		
(+/-) Elimination of internal profit/loss (inter-segment)	2262	(24,370)	(49,069)
(+/-) Other profit (loss)	2263		
(+/-) Income tax and/or profit (loss) from discontinued operations	2264	2,605	40,470
PROFIT BEFORE TAX	2270	42,450	118,409

IV. SELECTED FINANCIAL INFORMATION
16. AVERAGE WORKFORCE

		INDIVIDUAL		CONSOLIDATED	
		PRESENT PERIOD	PREVIOUS PERIOD	PRESENT PERIOD	PREVIOUS PERIOD
AVERAGE WORKFORCE	2295	129	130	13,419	14,516
Men	2296	57	57	6,984	7,694
Women	2297	72	73	6,435	6,822

IV. SELECTED FINANCIAL INFORMATION
17. REMUNERATION RECEIVED BY DIRECTORS AND EXECUTIVES

DIRECTORS:

Remuneration component:

		Amount (€ 000s)	
		PRESENT PERIOD	PREVIOUS PERIOD
Fixed salary	2310	1,348	1,320
Variable remuneration	2311	68	1,070
Per diems	2312	318	1,019
Directors' fees	2313	1,098	180
Transactions with shares and/or other financial instruments	2314		74
Other	2315	7,179	15
TOTAL	2320	10,011	3,678

Other benefits:

Advances	2326		
Loans granted	2327		
Pension funds and plans: Contributions	2328		
Pension funds and plans: Liabilities assumed	2329		
Life insurance premiums	2330	1	8
Guarantees establish for Director obligations	2331		

EXECUTIVES:

		Amount (€ 000s)	
		PRESENT PERIOD	PREVIOUS PERIOD
Total remuneration received by executives	2325	3,398	3,504

IV. SELECTED FINANCIAL INFORMATION
18. RELATED PARTIES TRANSACTIONS (1/2)

Units: Thousands of euros

RELATED PARTY TRANSACTIONS

EXPENSES AND REVENUES:		PRESENT PERIOD				
		Significant shareholders	Directors and executives	Group persons, companies or entities	Other related parties	Total
1) Finance costs	2340					0
2) Management or collaboration contracts	2341					0
3) Transfers of R&D and licensing agreements	2342					0
4) Leases	2343					0
5) Services received	2344		3,552	14,299		17,851
6) Purchase of goods (finished or unfinished)	2345					0
7) Valuation adjustments for uncollectible or doubtful debts	2346					0
8) Losses on retirement or disposal of assets	2347					0
9) Other expenses	2349		13,409			13,409
EXPENSES (1+ 2+ 3+ 4+ 5+ 6+ 7+ 8+ 9)	2350	0	16,961	14,299	0	31,260
10) Finance income	2351			120		120
11) Management or collaboration contracts	2352					0
12) Transfers of R&D and licensing agreements	2353					0
13) Dividends received	2354			24,688		24,688
14) Leases	2355					0
15) Services provided	2356			18,677		18,677
16) Sale of goods (finished or unfinished)	2357					0
17) Gains on retirement or disposal of assets	2358					0
18) Other revenues	2359			4,226		4,226
REVENUES (10+ 11+ 12+ 13+ 14+ 15+ 16+ 17+ 18)	2360	0	0	47,711	0	47,711

OTHER TRANSACTIONS:		PRESENT PERIOD				
		Significant shareholders	Directors and executives	Group persons, companies or entities	Other related parties	Total
Purchase of tangible, intangible or other assets	2371					0
Financing agreements: credit facilities and contributions of capital (lender)	2372			135,367		135,367
Finance lease agreements (lessor)	2373					0
Repayment or cancellation of loans and lease agreements (lessor)	2377					0
Sale of tangible, intangible or other assets	2374					0
Financing agreements:loans and contributions of capital (borrower)	2375					0
Finance lease agreements (lessee)	2376					0
Repayment or cancellation of loans and lease agreements (lessee)	2378					0
Guarantees and deposits established	2381			117,600	28,763	146,363
Guarantees and deposits received	2382					0
Commitments acquired	2383					0
Commitments/Guarantees cancelled	2384					0
Dividends and other porfits distributed	2386			18,338		18,338
Other operations	2385					0

IV. SELECTED FINANCIAL INFORMATION
18. RELATED PARTIES TRANSACTIONS (2/2)

Units: Thousands of euros

RELATED PARTY TRANSACTIONS

EXPENSES AND REVENUES:		PREVIOUS PERIOD				
		Significant shareholders	Directors and executives	Group persons, companies or entities	Other related parties	Total
1) Finance costs	6340					0
2) Management or collaboration contracts	6341					0
3) Transfers of R&D and licensing agreements	6342					0
4) Leases	6343					0
5) Services received	6344		7,183	23,433		30,616
6) Purchase of goods (finished or unfinished)	6345					0
7) Valuation adjustments for uncollectible or doubtful debts	6346					0
8) Losses on retirement or disposal of assets	6347					0
9) Other expenses	6348		7,182			7,182
EXPENSES (1+ 2+ 3+ 4+ 5+ 6+ 7+ 8+ 9)	6350	0	14,365	23,433	0	37,798
10) Finance revenues	6351			263		263
11) Management or collaboration contracts	6352					0
12) Transfers of R&D and licensing agreements	6353					0
13) Dividends received	6354					0
14) Leases	6355					0
15) Services provided	6356			1,606		1,606
16) Sale of goods (finished or unfinished)	6357					0
17) Gains on retirement or disposal of assets	6358					0
18) Other revenues	6359					0
REVENUES (10+ 11+ 12+ 13+ 14+ 15+ 16+ 17+ 18)	6360	0	0	1,869	0	1,869

OTHER TRANSACTIONS:		PREVIOUS PERIOD				
		Significant shareholders	Directors and executives	Group persons, companies or entities	Other related parties	Total
Purchase of tangible, intangible or other assets	6371					0
Financing agreements: credit facilities and contributions of capital (lender)	6372			99,743		99,743
Finance lease agreements (lessor)	6373					0
Repayment or cancellation of loans and lease agreements (lessor)	6377					0
Sale of tangible, intangible or other assets	6374					0
Financing agreements:loans and contributions of capital (borrower)	6375					0
Finance lease agreements (lessee)	6376					0
Repayment or cancellation of loans and lease agreements (lessee)	6378					0
Guarantees and deposits established	6381			130,000	28,763	158,763
Guarantees and deposits received	6382					0
Commitments acquired	6383					0
Commitments/Guarantees cancelled	6384					0
Dividends and other porfits distributed	6386					0
Other operations	6385					0

V. EXPLANATORY NOTES TO THE INTERIM FINANCIAL STATEMENTS/ SUMMARY ANNUAL FINANCIAL STATEMENTS FOR INTERIM PERIOD

In the accompanying explanatory notes to the condensed consolidated financial statements in accordance with IFRS 5 and for comparative purposes, the free-to-air TV business (Cuatro) was classified as a discontinued operation in the interim consolidated income statement for the first half of 2010. As permitted by this standard, it is not necessary to amend the statement of cash flows for the six months ended June 30, 2010.

However, for the presentation of the information in this Half-yearly Financial Report, a negative adjustment of EUR 11,807 thousand was made to *"Other adjustments to profit and loss (net)"* (box 1412), against a positive adjustment for the same amount to *"Profit before tax"* (box 1405) in the statement of cash flows for the first half of 2010. These adjustments did not have any impact on the total amount of *"Cash flows from operating activities"*.

(1) **Explanatory notes to the financial statements**: Use this section to attach explanatory notes to the interim financial statements and to the rest of the selected financial information of chapter IV of this form, including, at least, itemizations of the minimum information required in the instructions for preparing the half-yearly report.
(2) **Summary annual financial statements**:

(2.1) Issuers who prepare consolidated summary annual financial statements: If the consolidated financial statements forms of sections 6, 7, 8, 9 and 10.A or 10.B of chapter IV of the selected financial information do not meet the requirements established in the adopted international accounting standard applicable to the interim financial information; or if the issuer voluntarily prepares consolidated summary annual financial statements for the interim period including its own summary financial statements forms, in this section attach the consolidated summary annual financial statements for the interim period, including, at least, all of the minimum disclosures required by the adopted international accounting standard applicable to the interim financial information, without prejudice to the obligation to also enter the additional financial information of chapter IV Selected Financial Information.

(2.2) Issuers who do not prepare consolidated summary annual financial statements: In the exceptional case that the forms for the individual financial statements of sections 1, 2, 3, 4 and 5 of chapter IV of the Selected Financial Information do not meet the requirements established in article 13 of Royal Decree 1362/2007; or if the issuer voluntarily prepares individual summary annual financial statements for the interim period including its own summary financial statements forms, in this section attach the individual summary annual financial statements for the interim period, including, at least, all of the minimum disclosures required in section C.2.1) of the instructions for this form, without prejudice to the obligation to also enter the additional financial information of chapter IV Selected Financial Information.

VI. INTERIM DIRECTOR REPORT

Deloitte.

Deloitte, S.L.
Plaza Pablo Ruiz Picasso, 1
Torre Picasso
28020 Madrid
España

Tel.: +34 915 14 50 00
Fax: +34 915 14 51 80
www.deloitte.es

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

REPORT ON LIMITED REVIEW OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of Promotora de Informaciones, S.A., at the request of its Board of Directors:

We have performed a limited review of the accompanying interim condensed consolidated financial statements ("the interim financial statements") of Promotora de Informaciones, S.A. ("the Company") and Subsidiaries ("the Group"), which comprise the balance sheet at June 30, 2011 and the income statement, statement of changes in equity, statement of recognized income and expense and cash flows statement, as well as the explanatory notes, all of them condensed and consolidated, thereto for the six-month period then ended. The Company's directors are responsible for the preparation of these interim financial statements in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as adopted by the European Union, for the preparation of interim condensed financial information, in conformity with Article 12 of Royal Decree 1362/2007. Our responsibility is to express a conclusion on these interim financial statements based on our limited review.

Our review was performed in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A limited review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying certain analytical and other review procedures. A limited review is substantially less in scope than an audit and, consequently, it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the accompanying interim financial statements.

As a result of our limited review, which under no circumstances may be considered to be an audit of financial statements, nothing came to our attention that might cause us to believe that the accompanying interim financial statements for the six-month period ended 30 June 2011 have not been prepared, in all material respects, in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as adopted by the European Union, pursuant to Article 12 of Royal Decree 1362/2007, for the preparation of interim condensed financial statements.

Without affecting our conclusion, we draw attention to Note 1 to the accompanying interim financial statements, which indicates that the aforementioned accompanying interim financial statements do not include all the information that would be required for a complete set of consolidated financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union and, therefore, the accompanying interim financial statements should be read in conjunction with the Group's consolidated financial statements for the year ended December 31, 2010.

Deloitte, S.L. Inscrita en el Registro Mercantil de Madrid, tomo 13.650, sección 8ª, folio 188, hoja M-54414, inscripción 96ª. C.I.F.: B-79104469.
Domicilio social: Plaza Pablo Ruiz Picasso, 1, Torre Picasso, 28020, Madrid.

The accompanying interim consolidated directors' report for the first six months of 2011 contains the explanations which the Company's directors consider appropriate about the significant events that took place in that period and their effect on the interim financial statements presented, of which it does not form part, and about the information required under Article 15 of Royal Decree 1362/2007. We have checked that the accounting information in the interim consolidated directors' report is consistent with that contained in the interim financial statements for the six-month period ended June 30, 2011. Our work was confined to checking the interim consolidated directors' report with the aforementioned scope, and did not include a review of any information other than that drawn from the accounting records of the consolidated companies.

This report was prepared at the request of the Board of Directors in relation to the publication of the half-yearly financial report required by Article 35 of Spanish Securities Market Law 24/1988, of 28 July, implemented by Royal Decree 1362/2007, of 19 October.

DELOITTE, S.L.

Fernando García Beato

July 29, 2011

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS AT JUNE 30, 2011 AND DECEMBER 31, 2010
(Thousands of Euros)

ASSETS	Notes	06/30/11 (*)	12/31/10
A) NON-CURRENT ASSETS		**6,348,925**	**6,293,489**
I. PROPERTY, PLANT AND EQUIPMENT	3	305,308	295,560
III. GOODWILL	4	3,897,926	3,903,514
IV. INTANGIBLE ASSETS	5	369,434	360,512
V. NON-CURRENT FINANCIAL ASSETS	6	113,291	70,611
VI. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD		619,125	613,542
VII. DEFERRED TAX ASSETS		1,040,954	1,046,030
VIII. OTHER NON-CURRENT ASSETS		2,887	3,720
B) CURRENT ASSETS		**1,792,715**	**1,854,312**
I. INVENTORIES		205,511	203,152
II. TRADE AND OTHER RECEIVABLES			
1. Trade receivables for sales and services		1,006,611	999,237
2. Receivable from associates		27,532	35,908
3. Receivable from public authorities		126,585	39,733
4. Other receivables		296,667	255,492
6. Allowances		(68,345)	(84,683)
		1,389,050	1,245,687
III. CURRENT FINANCIAL ASSETS	6	83,186	160,260
IV. CASH AND CASH EQUIVALENTS		114,743	244,988
V. OTHER CURRENT ASSETS		225	225
C) ASSETS HELD FOR SALE		**268**	**3,653**
TOTAL ASSETS		**8,141,908**	**8,151,454**

EQUITY AND LIABILITIES	Notes	06/30/11 (*)	12/31/10
A) EQUITY		**2,604,959**	**2,650,185**
I. SHARE CAPITAL	7	84,786	84,698
II. OTHER RESERVES		1,122,681	1,120,539
III. ACCUMULATED PROFIT		795,870	798,876
- From prior years		784,772	871,746
- For the year: Profit attributable to the Parent		11,098	(72,870)
IV. TREASURY SHARES		(1,752)	(4,804)
V. EXCHANGE DIFFERENCES		8,148	20,213
VI. NON CONTROLLING INTEREST		595,226	630,663
B) NON-CURRENT LIABILITIES		**3,603,705**	**3,526,496**
I. NON-CURRENT BANK BORROWINGS	8	2,989,109	2,931,190
II. NON-CURRENT FINANCIAL LIABILITIES	8	377,826	362,754
III. DEFERRED TAX LIABILITIES		26,172	28,555
IV. LONG-TERM PROVISIONS		193,122	185,592
V. OTHER NON-CURRENT LIABILITIES		17,476	18,405
C) CURRENT LIABILITIES		**1,933,244**	**1,974,773**
I. TRADE PAYABLES		1,136,643	1,234,846
II. PAYABLE TO ASSOCIATES		27,092	16,361
III. OTHER NON-TRADE PAYABLES		83,188	99,583
IV. CURRENT BANK BORROWINGS	8	393,096	411,109
V. CURRENT FINANCIAL LIABILITIES	8	70,570	17,788
VI. PAYABLE TO PUBLIC AUTHORITIES		183,050	154,879
VII. PROVISIONS FOR RETURNS		6,546	9,804
VIII. OTHER CURRENT LIABILITIES		33,059	30,403
D) LIABILITIES HELD FOR SALE		**0**	**0**
TOTAL EQUITY AND LIABILITIES		**8,141,908**	**8,151,454**

(*) Non audited financial statements

The accompanying Notes 1 to 15 are an integral part of the Condensed Consolidated Balance Sheets at June 30, 2011.

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2011 AND 2010

(Thousands of Euros)

	Notes	06/30/11 (*)	06/30/10 (*) (**)
Revenues		1,305,628	1,345,335
Other income		45,137	63,632
OPERATING INCOME		1,350,765	1,408,967
Cost of materials used		(422,295)	(438,065)
Staff costs	9	(318,338)	(289,369)
Depreciation and amortisation charge		(82,243)	(82,834)
Outside services	9	(389,693)	(377,744)
Variation in operating allowances		(17,120)	(9,559)
Impairment of goodwill		-	(1,177)
Other expenses		(3,846)	(2,375)
OPERATING EXPENSES		(1,233,535)	(1,201,123)
PROFIT FROM OPERATIONS		117,230	207,844
Finance income		3,071	4,451
Finance costs		(97,242)	(89,552)
Changes in value of financial instruments		5,926	2,834
Exchange differences (net)		8,417	(3,741)
FINANCIAL LOSS		(79,828)	(86,008)
Result of companies accounted for using the equity method		7,113	(461)
Loss from other investments		(2,065)	(2,966)
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS		42,450	118,409
Income tax		(472)	(32,702)
PROFIT FROM CONTINUING OPERATIONS		41,978	85,707
Loss after tax from discontinued operations		(2,133)	(7,772)
CONSOLIDATED PROFIT FOR THE YEAR		39,845	77,935
Profit attributable to non controlling interests		(28,747)	(17,053)
PROFIT ATTRIBUTABLE TO THE PARENT		11,098	60,882
BASIC EARNINGS PER SHARE (in euros)		(0.02)	0.28
DILUTED EARNINGS PER SHARE (in euros)		(0.02)	0.28

(*) Non audited financial statements

(**) The condensed consolidated income statements for the six months ended June 30, 2010 have been restated, in accordance with IFRS 5, to present the result of operations of Cuatro as discontinued operations. See note 1 to the condensed consolidated finacial statements.

The accompanying Notes 1 to 15 are an integral part of the Condensed Consolidated Income Statements for the six months ended 30 June 2011

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED 2011 AND 2010

(Thousands of Euros)

	Share Capital	Share Premium	Reserves	Reserves for First-Time Application of IFRSs	Prior Years' Accumulated Profit	Treasury Shares	Exchange Differences	Accumulated Profit for the Year	Equity Attributable to the Parent	Non Controlling Interests	Total Equity
Balance at 31 December 2009	**21,914**	**112,665**	**793,370**	**(72,338)**	**352,999**	**(3,044)**	**(1,561)**	**50,479**	**1,254,484**	**118,535**	**1,373,019**
Treasury share transactions											
- *Delivery of treasury shares*						510			510		510
- *Sale of treasury shares*						2,542			2,542		2,542
- *Purchase of treasury shares*											
- *Reserves for treasury shares*			8			(8)					
Distribution of 2009 profit											
- *Dividends*											
- *Reserves*			(7,682)		58,161			(50,479)			
Income and expense recognised in equity											
- *Translation differences*					1,897		30,922		32,819	19,567	52,386
- *Profit for 2010*								60,882	60,882	17,053	77,935
Changes in ownership interest in subsidiaries					19,199				19,199		19,199
Other			(163)	(323)	(4,591)				(5,077)	(15,298)	(20,375)
Changes in non controlling interest											
- *Dividends paid during the year*										(9,623)	(9,623)
- *Due to changes in scope of consolidation*											
- *Due to changes in percentage of ownership*										72,690	72,690
Balance at June 30, 2010 (*)	**21,914**	**112,665**	**785,533**	**(72,661)**	**427,665**	**0**	**29,361**	**60,882**	**1,365,359**	**202,924**	**1,568,283**

	Share Capital	Share Premium	Reserves	Reserves for First-Time Application of IFRSs	Prior Years' Accumulated Profit	Treasury Shares	Exchange Differences	Accumulated Profit for the Year	Equity Attributable to the Parent	Non Controlling Interests	Total Equity
Balance at 31 December 2010	**84,698**	**409,028**	**784,172**	**(72,661)**	**871,746**	**(4,804)**	**20,213**	**(72,870)**	**2,019,522**	**630,663**	**2,650,185**
Capital increases	88	1,173							1,261		1,261
Conversion of financial liabilities into equity		5,877							5,877		5,877
Treasury share transactions											
- *Delivery of treasury shares*						3,222			3,222		3,222
- *Sale of treasury shares*											
- *Purchase of treasury shares*											
- *Reserves for treasury shares*			170			(170)					
Distribution of 2010 profit											
- *Dividends*								(5,877)	(5,877)		(5,877)
- *Reserves*			3,405		(82,152)			78,747			
Income and expense recognised in equity											
- *Translation differences*					(7,192)		(12,065)		(19,257)	(7,308)	(26,565)
- *Profit for 2011*								11,098	11,098	28,747	39,845
Other		(9,272)	789		2,370				(6,113)	(7,802)	(13,915)
Changes in non controlling interest											
- *Dividends paid during the year*										(51,445)	(51,445)
- *Due to changes in scope of consolidation*										11	11
- *Due to changes in percentage of ownership*										(58)	(58)
- *Due to capital increases*										2,418	2,418
Balance at June 30, 2011 (*)	**84,786**	**406,806**	**788,536**	**(72,661)**	**784,772**	**(1,752)**	**8,148**	**11,098**	**2,009,733**	**595,226**	**2,604,959**

(*) Non audited financial statements

The accompanying Notes 1 to 15 are an integral part of the Condensed Consolidated Statements of Changes in Equity for the six months ended 30 June 2011 and 2010.

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE FOR THE SIX MONTHS ENDED 30 JUNE 2011 AND 2010

(Thousands of Euros)

	06/30/2011 (*)	06/30/2010 (*)
CONSOLIDATED PROFIT FOR THE YEAR	39,845	77,935
Net income recognized directly in equity	(26,565)	52,386
Arising from translation differences	(26,565)	52,386
TOTAL RECOGNIZED INCOME AND EXPENSE	13,280	130,321
Attributable to the parent company	(8,159)	93,701
Attributable to non controlling interest	21,439	36,620

(*) Non audited financial statements

The accompanying Notes 1 to 15 are an integral part of the Condensed Consolidated Statements of Recognized Income and Expense for the six months ended 30 June 2011 and 2010

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED CASH FLOWS STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2011 AND 2010

(Thousands of Euros)

	06/30/11 (*)	06/30/10 (*)
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	**42,450**	**106,602**
Depreciation and amortisation charge and provisions	102,975	96,450
Changes in working capital	**(132,030)**	**(169,374)**
Inventories	(2,359)	(2,369)
Accounts receivable	(98,982)	(125,188)
Accounts payable	(107,763)	(48,807)
Other current assets	77,074	6,990
Income tax recovered (paid)	(28,075)	(14,905)
Other profit adjustments	49,629	85,096
Financial results	79,829	86,008
Gains and losses on disposal of assets	-	-
Other adjustments	(30,200)	(912)
CASH FLOWS FROM OPERATING ACTIVITIES	**34,949**	**103,869**
Recurrent investments	**(114,700)**	**(66,569)**
Investments in intangible assets	(70,913)	(43,847)
Investments in property, plant and equipment	(43,787)	(22,722)
Investments in non-current financial assets	(16,345)	(12,175)
Proceeds from disposals	5,249	-
Investments in non-current financial assets	2,778	455
CASH FLOWS FROM INVESTING ACTIVITIES	**(123,018)**	**(78,289)**
Proceeds and payments relating to equity instruments	1,602	2,850
Proceeds relating to financial liability instruments	105,376	68,336
Payments relating to financial liability instruments	(65,470)	(286,749)
Dividends and returns on other equity instruments paid	(28,109)	(1,834)
Interest paid	(57,926)	(61,192)
Other cash flow from financing activities	2,209	255,732
CASH FLOWS FROM FINANCING ACTIVITIES	**(42,318)**	**(22,857)**
Effect of foreign exchange rate changes	142	5,338
CHANGE IN CASH FLOWS IN THE YEAR	**(130,245)**	**8,062**
Cash and cash equivalents at beginning of year	**244,988**	**82,810**
Cash and cash equivalents at end of period	**114,743**	**90,872**

(*) Non audited financial statements

The accompanying Notes 1 to 15 are an integral part of the Condensed Consolidated Cash Flow Statements for the six months ended 30 June 2011 and 2010

PROMOTORA DE INFORMACIONES, S.A. (PRISA)

AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011

(1) BASIS OF PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011

The condensed consolidated financial statements of Grupo Prisa for the first half of 2011 have been prepared in accordance with International Financial Reporting Standards ("IFRSs") as adopted by the European Union, in conformity with Regulation (EC) no. 1606/2002 of the European Parliament and of the Council, taking into account all mandatory accounting policies and rules and measurement bases with a material effect, as well as with the Commercial Code, the obligatory legislation approved by the Institute of Accounting and Auditors of Accounts, and other applicable Spanish legislation.

The condensed consolidated financial statements for the six months ended June 30, 2010 and the notes have been prepared by the Company's directors are presented in accordance with IAS 34 *Interim Financial Reporting* in compliance with RD 1362/2007, of October 19, implementing the Spanish Securities Market Law 24/1988, of July 28, as it relates to the need for transparent information on issuers whose securities are admitted to trading on an official secondary market.

These condensed consolidated financial statements were approved by the Company´s directors on July 29, 2011.

In accordance with IAS 34, the interim financial reporting is prepared in order to update the latest approved consolidated financial statements, highlighting the new activities, events and circumstances that have taken place during the first six month of the year and avoiding the repetition of information previously reported in the consolidated financial statements for 2010. Therefore, the interim financial statements do not contain all the information and disclosures required for a complete set of consolidated financial statements in accordance with IFRSs as adopted by the European Union. In order to correctly understand the information included in these condensed consolidated financial statements for the six months ended June 30, 2011, they must be read in conjunction with the consolidated financial statements for 2010.

The IFRSs are applied in the preparation of the consolidated financial information of the Group. The financial statements of individual companies that are part of the Group are prepared and presented in accordance with accounting standards in each country.

In accordance with IAS 8, the accounting principles and measurement bases applied by the Group are applied uniformly in all transactions, events and concepts, in the first half of 2011 and 2010.

The condensed consolidated financial statements for the six months ended June 30, 2011 are unaudited.

NEW STANDARDS WHICH HAVE BECOME EFFECTIVE

New standards have become effective in the first half of 2011 and, therefore, have been taken into consideration in the preparation of the condensed consolidated financial statements for the six months ended June 30, 2011. The following new standards have been applied since January 1, 2011:

- Amendment to IAS 27 *Financial Instruments: Presentation – Classification of Rights Issue.*
- Revised IAS 24: *Related Party Disclosures.*
- Amendment to IFRIC 14: *Prepayments of a Minimum Funding Requirement.*
- IFRIC 19: *Extinguishing Financial Liabilities with Equity.*

The content of these standards and interpretations is explained in Note 2.a. to the 2010 consolidated financial statements. The application of these amendments and interpretations did not have a significant impact on the condensed interim consolidated financial statements.

The Group has elected not to early adopt other IFRSs issued but not yet effective.

There is no accounting principle or measurement bases having a significant effect on the consolidated financial statements that the Group has failed to apply.

ESTIMATES

Consolidated earnings and the determination of consolidated equity are subject to the accounting policies and standards, measurement bases and estimates applied by the Group's directors in the preparation of the condensed interim consolidated financial statements. The accounting policies and standards and measurement bases are explained in Note 2 to the consolidated financial statements for 2010.

In the condensed interim consolidated financial statements, estimates were occasionally made by management of the Group to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, based on the best information available, refer mainly to:

1. Income tax expense, which in accordance with IAS 34 is recognized in each interim period based on the best estimate of the weighted average annual income tax rate the Group expects for the full year;
2. The measurement of assets and goodwill to determine the possible existence of impairment losses;
3. The useful life of property, plant and equipment and intangible assets;
4. The assumptions used to calculate the fair value of financial instruments;
5. The likelihood and amount of undetermined or contingent liabilities; and
6. Provisions for unissued and outstanding invoices.

Although these estimates were made on the basis of the best information available to date on the events analysed, events that take place in the future might make it necessary to change these estimates (upwards or downwards) at the end of 2011 or future reporting periods. In accordance with IAS 8, the effects of changes in accounting estimates are applied prospectively in profit and loss in the periods affected by the change.

In the six months ended June 30, 2011, there were no significant changes in the estimates made at the end of 2010.

COMPARISON OF INFORMATION

In 2010, following the restructuring (spin-off) of the free-to-air TV business in Spain (Cuatro) and after the sale of General de Televisión Cuatro, S.A. on December 28, 2010, the Group decided to present the results of Cuatro as a discontinued operation in the consolidated financial statements for 2010 (under "*Loss after tax from discontinued operations*").

In accordance with IFRS 5, for purposes of comparison the condensed consolidated income statement for the six months ended June 30, 2010 was restated to present the results of Cuatro as a discontinued operation.

SEASONALITY OF THE GROUP'S OPERATIONS

Given the businesses carried out by Group companies, operations are not considered highly cyclical or seasonal. Accordingly, these explanatory notes to the condensed consolidated financial statements for the six months ended June 30, 2011 do not include specific disclosures in this connection.

MATERIALITY

In accordance with IAS 34 the Group assessed materiality in relation to the condensed interim consolidated financial statements in determining the information to disclose in these explanatory notes regarding the different line items in the financial statements.

CORRECTION OF ERRORS

No errors were corrected in the condensed consolidated financial statements for the six months ended June 30, 2011.

(2) CHANGES IN THE GROUP STRUCTURE

The most significant changes in the scope of consolidation in the first half of 2011 were as follows:

Subsidiaries

In January 2011, Prisa Digital Inc. was created, 50% owned by Prisa Digital, S.L., and 50% owned by Prisa Inc.

In March 2011, Radio Lleida, S.L. issued equity to its existing shareholders - Radio España de Barcelona, S.A. (22.17%), Sociedad Española de Radiodifusión, S.L. (44.33%) and Prensa Leridiana, S.A. (33.50%) - in proportion to their percentage stakes in exchange for non-cash consideration. The contribution by Prensa Leridiana, S.A. was 100% of Comunicacions Pla, S.L., which became a wholly owned subsidiary of Radio Lleida, S.L.

In June 2011, Prisa Noticias, S.L. and Prisa Gestión de Servicios, S.L. were created, 100% owned by Promotora de Informaciones, S.A.

Also in June 2011, Promotora de Emisoras de Televisión, S.A. acquired 60% of Televisión Digital de Baleares, S.L. This company ceased to be consolidated by the equity method to become fully consolidated.

Associates

In April 2011, Ediciones Conelpa, S.L was created, 50% owned by Ediciones El País, S.L.

(3) PROPERTY, PLANT, AND EQUIPMENT

Additions to the Group's consolidated financial statements under "Property, plant and equipment" during the first half of 2011 totaled EUR 43,786 thousand, corresponding mainly to:

a) Digital set-top boxes and cards (EUR 28,901thousand) from investments made by Sogecable in iPlus, a next-generation decoder.

b) Plant and machinery (EUR 7,022 thousand) from investments made by Prisa Televisión in new IT projects for the rendering of TV services and VOD (*video on demand*) by Santillana for the upgrade and inauguration of the new head office in Mexico and by Media Capital to upgrade its TV studios and for program production equipment.

(4) GOODWILL

Changes to goodwill during the first half of 2011 are due mainly to exchange rate variations.

(5) INTANGIBLE ASSETS

Additions to the Group's consolidated financial statements under "Intangible assets" during the first half of 2011 amounted to EUR 70,914 thousand and are derived mainly from subscriber contracts and installation (EUR 26,679 thousand), prototypes (EUR 19,260 thousand) and IT applications (EUR 9,318 thousand).

(6) FINANCIAL ASSETS

The detail of "Non- current financial assets" and "Current financial assets" is as follows:

	Thousands of euros					
	Non-current financial assets		Current financial assets		Total financial assets	
	06/30/11	12/31/10	06/30/11	12/31/10	06/30/11	12/31/10
Loans and receivables	74,729	30,607	22,896	16,898	97,625	47,505
Held-to-maturity investments	20,184	19,568	56,794	139,064	76,978	158,632
Available-for-sale financial assets	18,378	20,436	3,496	4,298	21,874	24,734
Total	113,291	70,611	83,186	160,260	196,477	230,871

The movement in "*Loans and receivables*" was due mainly to the increase in loans granted to Dédalo Grupo Gráfico, S.L.

(7) EQUITY: SHARE CAPITAL

During the first half of 2011, due to the capital increase against cash contributions with recognition of pre-emptive subscription rights through warrants, which was approved by Prisa's shareholders in general meeting on November 27, 2010, Prisa executed the public deed for the capital increase corresponding to the warrants' first six exercise windows. A total of 879,862 warrants were exercised, with a total of 879,862 new Class A ordinary shares were issued at the price of EUR 2 each.

Also, in the first six months of 2011, 14,040 non-voting Class B shares have been converted into Class A ordinary shares.

Prisa's share capital after such increases and conversions of shares totals EUR 84,786 thousand, represented by 444,884,922 Class A ordinary shares and 402,972,960 Class B non-voting shares.

(8) FINANCIAL LIABILITIES

The detail of "Non-current financial liabilities" and "Current financial liabilities," including bank borrowings, is as follows:

	Thousands of euros					
	Non-current financial liabilities		Current financial liabilities		Total financial liabilities	
	06/30/11	12/31/10	06/30/11	12/31/10	06/30/11	12/31/10
Bank borrowings	2,989,109	2,931,190	393,096	411,109	3,382,205	3,342,299
Derivatives	6,474	6,338	5,449	9,152	11,923	15,490
Other financial liabilities	371,352	356,416	65,121	8,636	436,473	365,052
Total	3,366,935	3,293,944	463,666	428,897	3,830,601	3,722,841

The most significant balance under "Total financial liabilities" relates to bank borrowings, the detail of which, in thousands of euros, at June 30, 2011 is as follows:

	Drawn-down amount maturing at short term	Drawn-down amount maturing at long term
Syndicated loan and credit facility to Prisa	246,231	1,136,313
Bridge loan to Prisa	-	1,540,882
Subordinated credit facility to Prisa	-	134,000
Other	146,865	177,914
Total	393,096	2,989,109

In December 2007, Prisa signed a bridge loan to finance the takeover bid for Sogecable, for a period of six months, at market reference rates. The bridge loan was initially signed with HSBC and was subsequently syndicated with five other financial institutions. The bridge loan has undergone a number of modifications. On April 19, 2010, Prisa signed a refinancing master agreement with its creditor banks by which the maturity date of the bridge loan was extended until 19 May, 2013.

In 2011, the proceeds from the sale of 10% of Grupo Media Capital, SGPS, S.A. were used to repay EUR 12.5 million of the bridge loan and EUR 11.2 million of the syndicated loan.

In addition, "Non-current financial liabilities - Other financial liabilities" includes:

- A financial liability of EUR 108,444 thousand for the obligation to pay preferential dividends in an annual minimum amount of 25.8 million dollars to DLJSAP Publishing Cööperatief, U.A. for its 25% equity stake in Grupo Santillana de Ediciones, S.L.
- A financial liability of EUR 173,273 thousand recorded with a charge to the share premium for the minimum dividend of the convertible non-voting Class B shares.
- A financial liability of EUR 98,590 thousand arising from the settlement options as part of the mandatory conversion of the Class B shares.

- A financial liability recognized for the cash inflow from the sale of 10% of Grupo Media Capital, SGPS, S.A., for EUR 23,742 thousand, as according to IAS 18 the sale was not produced for accounting purposes since Prisa has not transferred to the buyer the risks and rewards of ownership.

(9) OPERATING EXPENSES

Staff costs

The average number of employees at the Group and its breakdown by gender is as follows:

	06/30/11	06/30/10
Men	6,984	7,694
Women	6,435	6,822
Total	**13,419**	**14,516**

Outside services

The detail of *"Outside services"* for the six months ended June 30, 2011 and June 30, 2010 is as follows:

	Thousands of euros	
	06/30/11	06/30/10
Independent professional services	83,462	70,821
Leases and fees	66,666	63,303
Advertising	55,908	57,970
Intellectual property	30,201	17,868
Transport	34,502	33,348
Other outside services	118,954	134,434
Total	**389,693**	**377,744**

(10) BUSINESS SEGMENTS

The breakdown of the consolidated revenues of the Group based on the geographical location of the companies that gave rise to them is as follows:

	Thousands of euros	
	06/30/11	06/30/10
Internal market	892,843	960,431
Exports:	412,785	384,904
a) European Union	98,250	99,792
b) OECD countries	57,072	57,359
c) Other countries	257,463	227,753
Total	1,305,628	1,345,335

At June 30, 2011, Prisa's operations are divided into four main businesses:

- Audiovisual, which obtains revenue mainly from the subscribers to the Digital+ platform, the broadcasting of advertising and audiovisual production;
- Education, which includes primarily the sale of general publishing and educational books;
- Radio, the main source of revenue from which is the broadcasting of advertising and, in addition, the organization and management of events and the provision of other supplementary services; and
- Press, which groups together mainly the activities relating to the sale of newspapers and magazines, advertising and promotions.

Segment information about these businesses for the six months ended June 30, 2011 and June 30, 2010 is presented below (in thousands of euros):

	Ordinary revenue from external customers		Ordinary revenue between segments		Total ordinary revenue	
	06/30/11	06/30/10	06/30/11	06/30/10	06/30/11	06/30/10
Audiovisual	618,699	672,142	14,207	15,062	632,906	687,204
Education	316,518	299,118	2,493	945	319,011	300,063
Radio	181,301	192,833	3,749	4,637	185,050	197,470
Press	185,709	118,597	18,449	87,590	204,158	206,187
Other	48,538	126,277	12,994	(73,625)	61,532	52,652
(-) Adjustments and elimination of ordinary income between segments	-	-	(51,892)	(34,609)	(51,892)	(34,609)
Total	1,350,765	1,408,967	-	-	1,350,765	1,408,967

	Profit from operations	
	06/30/11	06/30/10
Audiovisual	55,701	50,614
Education	25,645	32,277
Radio	19,866	30,608
Press	10,981	11,413
Other	(47,978)	2,096
Total profit for the segments reported	64,215	127,008
(+/-) Elimination of internal profits (between segments)	(24,370)	(49,069)
(+/-) Income tax and/or profits from discontinued operations	2,605	40,470
Total profit before tax from continuing operations	42,450	118,409

	Assets	
	06/30/11	06/30/10
Audiovisual	3,067,518	3,136,159
Education	545,258	559,885
Radio	564,571	560,617
Press	316,275	302,316
Other	3,648,286	3,592,477
Total	8,141,908	8,151,454

(11) EVENTS AFTER THE BALANCE SHEET DATE

There have been no significant subsequent events at the date these condensed consolidated financial statements have been approved.

(12) RELATED PARTY TRANSACTIONS

The transactions performed with related parties in the six months ended June 30, 2011 and in 2010 were as follows (in thousands of euros):

	06/30/11		06/30/10	
	Directors and executives	Group employees, companies or entities	Directors and executives	Group employees, companies or entities
Services received	3,552	14,299	7,183	23,433
Other expenses	13,409	-	7,182	-
Total expenses	16,961	14,299	14,365	23,433
Finance income	-	120	-	263
Provision of services	-	18,677	-	1,606
Dividends received	-	24,688	-	-
Other revenue	-	4,226	-	-
Total revenue	-	47,711	-	1,869

All related party transactions have taken place under market conditions.

Transactions with directors and executives

The aggregate amount of EUR 3,552 thousand comprises legal advisory and management services in various types of proceedings (administrative appeal, civil, mercantile and arbitration) and legal-advisory service in several other matters provided to Prisa Television S.A.U. by Cortés Abogados through Tescor Profesionales Asociados, S.L.P.

The aggregate amount of EUR 13,409 thousand included the remuneration received by directors and executives (*Note 13*).

Transactions between Group employees, companies or entities

The aggregate amount of EUR 14,299 thousand corresponds to the following:

i) EUR 11,572 thousand for printing services provided by various investees of Dédalo Grupo Gráfico, S.L. to certain Prisa Group companies.

ii) EUR 2,727 thousand for services related to the lease of the DTT channel provided by Mediaset España Comunicación, S.A. and its investees to DTS Distribuidora de Televisión Digital, S.A.

EUR 24,688 thousand corresponds to dividends received by Prisa Television, S.A.U on its equity investment in Mediaset España Comunicación, S.A.

EUR 18,677 thousand corresponds to revenue received by DTS Distribuidora de Televisión Digital, S.A. for technical and administrative services provided to Mediaset España Comunicación, S.A. and its investees, and advertising sales services provided by them.

EUR 4,226 thousand corresponds to Prisa Television, S.A.U's share of the income of investee Real Madrid Gestión de Derechos, S.L. for sponsorships and merchandising sales of Real Madrid C.F.

The detail of other transactions performed with related parties in the six months ended June 30, 2011 and in 2010 is as follows (in thousands of euros):

	06/30/11			06/30/10		
	Significant shareholders	Group employees, companies or entities	Other related parties	Significant shareholders	Group employees, companies or entities	Other related parties
Financing agreements: loans	-	135,367	-	-	99,743	-
Guarantees provided	-	117,600	28,763	-	130,000	28,763
Commitments/guarantees cancelled	-	-	-	-	-	-
Dividends and other distributed profits	-	18,338	-	-	-	-
Other transactions	-	-	-	-	-	-

The aggregate amount of EUR 135,367 thousand corresponds to the following:

i) Loans amounting to EUR 130,803 thousand, granted by Prisaprint, S.L., a company owned by Prisa, to Dédalo Grupo Gráfico, S.L or companies in which Dédalo holds a stake, as a result of financing operations, as well as accrued and unpaid interest.

ii) Loans amounting to EUR 556 thousand, granted by Diario El País, S.L., a company owned by Prisa, to Distribuciones Aliadas, S.A and Norprensa, SA, companies in which Dédalo Grupo Gráfico, S.L. holds a stake.

iii) Loans amounting to EUR 4,008 thousand euros, granted by Sociedad Española de Radiodifusión, S.L. to their subsidiary companies W3 Comm Concesionaria, S.A. de C.V. and Green Emerald Business Inc.

The aggregate amount of EUR 120 thousand corresponds to interest accrued in the first half of 2011 on the financing transaction indicated above.

Additionally, Prisa acts as guarantor of Dédalo Grupo Gráfico, S.L, regarding its syndicated loan agreement signed on February 8, 2008, for a maximum amount of EUR 117,600 thousand.

EUR 18,338 thousand corresponds to dividends paid by DTS Distribuidora de Televisión Digital, S.A. to shareholder Mediaset España Comunicación, S.A.

Other related party transactions

Prisa also acts as guarantor for banks loans and credit facilities granted to Iberbanda, S.A., up to the amount of EUR 28,763 thousand.

(13) REMUNERATION AND OTHER BENEFITS OF DIRECTORS

In the six months ended June 30, 2011 and 2010, the consolidated companies registered the following amounts in respect of remuneration to Prisa's Board members:

	Thousands of euros	
	06/30/11	06/30/10
Fixed remuneration	1,348	1,320
Variable remuneration	68	1,070
Attendance fees	318	1,019
Bylaw-stipulated directors' emoluments	1,098	180
Share options	-	74
Other	7,179	15
Total	10,011	3,678

(14) GUARANTEE COMMITMENTS TO THIRD PARTIES

Prisa acts as guarantor for bank loans and credit facilities granted to Iberbanda, S.A. for a maximum amount of EUR 27,584 thousand.

At June 30, 2011, Prisa had provided bank guarantees amounting to EUR 328,040 thousand and USD 7,000 thousand mainly in relation to the tax assessments issued by the tax authorities that were signed on a contested basis and litigation for football rights *(see Note 15).*

Lastly, in 2008 Dédalo Grupo Gráfico, S.L. and its investees entered into a syndicated loan and credit agreement for a maximum amount of EUR 130,000 thousand. In this financing, since November 2009 Prisa has been the guarantor of all the debt and the underlying hedges. In the first half of 2011, EUR 12,400 thousand of this loan was repaid, leaving an outstanding debt of EUR 117,600 thousand. Also, in March 2010, Prisa granted the majority shareholders of Dédalo Grupo Gráfico, S.L. a contract of indemnity vis-à-vis third-party claims as a result of actions taken to defend the interests of Prisa or following instructions received therefrom.

The Company's directors consider that the possible effect of the guarantees provided on the accompanying consolidated income statements would in no case be material.

(15) ONGOING LITIGATIONS AND CLAIMS

In 2003 and 2004 the cable operators Auna, Telecable, Tenaria, Euskaltel, R Telecomunicaciones de Galicia and R Telecomunicaciones de Coruña filed requests for arbitration with the Spanish Telecommunications Market Commission (CMT), requesting the right to receive an offer to market several channels provided by Prisa Televisión to its subscribers. The CMT announced its decisions in connection with each case - the proceeding brought by Auna in 2004 and the proceedings brought by the other operators in 2005 -

partially upholding the requests for arbitration and ordering Prisa Televisión to submit an offer for the Gran Vía and Canal + Deportes channels. Prisa Televisión filed an appeal at the Madrid Provincial Appellate Court to have these awards overruled and during 2006 the Provincial Appellate Court handed down decisions confirming the awards made by the CMT. Subsequent to the offer submitted by Prisa Televisión, S.A.U., in January 2008 the Madrid Court of First Instance no. 43 closed the proceeding brought by Auna with respect to the enforcement of the award handed down by the CMT.

Cableuropa, S.A.U. (Ono) also filed a claim for damage and loss against Prisa Televisión, S.A.U. at the Colmenar Viejo Court of First Instance no. 3. In its judgment of December 1, 2009, the Court ordered Prisa Televisión to pay approximately EUR 44 million plus the legal interest from when the claim was filed. An appeal against this judgment was filed at the Madrid Provincial Appellate Court and Cableuropa did not request the provisional enforcement of the judgment. Prisa Televisión estimates that there are well founded reasons for which this judgment at first instance will be revised and the aforementioned indemnity rendered null and void, although the definitive judgment will have to be awaited. Should the judgment be favorable, Cableuropa would be obliged to refund the amounts that had been paid by Prisa Televisión.

The proceedings initiated at the behest of the other operators requesting the execution of the aforementioned awards are still in progress at the respective courts.

In addition, Ono filed a claim against AVS and Prisa Televisión, S.A.U. relating to the "guaranteed minimum" of the pay per-view soccer broadcasting agreements entered into by the members of AUNA and AVS. Prisa Televisión answered the claim on May 26, 2008, and the trial was held on September 15, 2009. Its prior claims for the guaranteed minimums proved fruitless. However, in its decision of March 4, 2010, Commercial Court No. 7 of Madrid which was hearing the case upheld the claim of Ono, and obliged AVS and Prisa Televisión, S.A.U. to jointly and severally pay approximately EUR 30 million, plus an amount not yet determined for the 2007/2008 and 2008/2009 seasons (approximately EUR 29 million including interest). AVS and Prisa Televisión, S.A.U. reached an agreement with Ono to avoid the provisional execution of the ruling; they have settled on a payment calendar which begins in March, 2011. The two companies lodged an appeal against the decision and are confident that they will obtain a favorable decision at second instance since, among other reasons, they consider that the guaranteed minimum in question had already been validated in previous proceedings.

The collection societies AIE and AISGE filed a complaint against Prisa Televisión, S.A.U. seeking compensation in connection with intellectual property rights. In 2001 a decision was handed down partially upholding the complaint of these societies. Prisa Televisión filed a cassation appeal against the provincial appellate court's judgment in the related appeal, which was granted leave to proceed by the Supreme Court in 2007. AISGE requested the provisional enforcement of the judgment, since the court had issued a writ providing therefor. On April 7, 2009, the Supreme Court handed down a judgment granting Prisa Televisión leave to proceed with the cassation appeal filed, establishing that the setting of the rates for the use of the repertoire of these societies should be calculated based on, among other criteria, the use of the repertoire and the rates applied by these societies to other operators. AIE and AISGE also filed similar complaints against CanalSatélite Digital, S.L. ("CSD," now merged with DTS) and DTS Distribuidora de Televisión Digital, S.A., which were upheld. The two companies

filed appeals against this judgment at the Provincial Appellate Court, which in both cases was dismissed. The aforementioned companies filed cassation appeals at the Supreme Court, which were granted leave to proceed.

On September 15, 2010, the Supreme Court handed down its ruling related to DTS, partially upholding the ruling and only regarding AIE, for the reasons outlined next. The Supreme Court ruled in practically identical terms regarding the appeal filed by CSD in its sentence dated December 13, 2010. In these two rulings, the Supreme Court confirmed the doctrine in the 2009 sentence.

On July 9, 2010, AISGE on the one hand, and DTS and Prisa Televisión on the other, reached an agreement regulating the use of the AISGE-managed repertoire; AIGSE agreed to settle the appeals regarding AIGSE, while maintaining its stance regarding AIE.

At the petition of AIE, on October 26, 2010, Prisa Televisión was notified of the ruling and decree of October 20 by Court of First Instance 8 in Madrid regarding the aforementioned ruling of 2001 when Prisa Television ran Canal+, ordering the cash settlement requested by the other party. On November 11, Prisa Televisión filed a written opposition, which has still not been ruled upon.

Also, in May 2007 Prisa Televisión, S.A.U., CanalSatélite Digital, S.L. and DTS, Distribuidora de Televisión Digital, S.A. filed a complaint against AISGE and AIE at the Spanish Competition Authority (currently Spanish Competition Commission "CNC") for abuse of dominant position. In July 2008 the CNC notified AISGE and AIE that disciplinary proceedings were being initiated against them for possible abuse of their dominant position in the market. On March 5, 2009, a statement of accusations was issued. AISGE and AIE proposed an agreement to terminate proceedings, which was rejected by the CNC. By a resolution dated February 23, 2011 the CNC has determined the existence of an abuse of dominant position due to the unfair determination of fares by this collecting society among different television companies, which is forbidden by the competition law. A fine of EUR 532,686 has been imposed on AIE as the party liable for the referred infringement.

On June 30, 2010, SGAE, on the one hand, and CSD, DTS, and Prisa Televisión on the other, reached an agreement regulating the companies' use of the SGAE-managed repertoire; they accepted all the established reciprocal actions.

In July 2008, all the legal and administrative procedures previously underway between AGEDI and Prisa Televisión were also similarly resolved, and have been finalized.

In 2006 Warner Sogefilms, AIE, an economic interest grouping owned on an equal-footing basis by Prisa Televisión and Warner Bros. Entertainment España, S.L. (this AIE ceased to exist on November 30, 2006), filed an appeal for judicial review against the penalty imposed by the Spanish Antitrust Agency for the AIE's purported unfair trade practices, which currently is unresolved.

On July 24, 2006, Audiovisual Sport, S.L. (AVS), Prisa Televisión, S.A.U., TVC Multimedia, S.L. and Mediaproducción, S.L. (Mediapro) entered into an agreement to exploit the rights of the Spanish Soccer League for the 2006/07 and subsequent seasons. The main purpose of the agreement was to maintain the model of exploiting televised soccer that has prevailed in

Spain since 1997. After repeated breaches by Mediapro of the various obligations under the agreement, AVS filed a complaint against Mediapro on July 3, 2007, and lodged a supplementary pleading on July 31, 2007.

After the suspension in August 2007 of the delivery of the audiovisual signal by AVS to Mediapro, the latter continued to commit new and serious breaches of the agreement, which led to two further submissions of pleadings supplementing the original complaint, filed on August 27 and on September 12, 2007, the latter accompanied by an application for injunctive relief which was fully upheld by the Madrid Court of First Instance no. 36 in an Order dated October 8, 2007. In compliance with this order, Audiovisual Sport, S.L. deposited a guarantee of EUR 50,000 thousand, secured by Prisa Televisión, S.A.U., to guarantee the performance of the contractual obligations. The Order dated October 8, 2007 was revoked by the Madrid Provincial Appellate Court in July 2008. AVS presented a new application for injunctive relief at the Madrid Court of First Instance no. 36 for the 2008-2009 seasons which was dismissed by Order of September 12, 2008.

In the aforementioned proceedings, Mediapro filed a counterclaim against the other parties to the agreement. Prisa Televisión, S.A.U. filed its defense with respect to Mediapro's counterclaim. Both Audiovisual Sport, S.L. (AVS) and Prisa Televisión, S.A.U. have filed claims for liability against Mediapro and the third parties cooperating with the latter. The Court's decision of March 15, 2010, upheld the claim filed by AVS in its entirety, dismissing the counterclaim filed by Mediapro against AVS, Prisa Televisión and Televisión de Cataluña. The Court also ordered Mediapro to pay more than EUR 95 million for the amounts that should have been paid to AVS under the agreement of July 24, 2006, and also for the damage and loss arising from the aforementioned breaches. The Court also ordered Mediapro to provide AVS with the agreements entered into by Mediapro and the football clubs and to notify them of the assignment of the agreements to AVS.

The sentence was appealed by Mediapro, and AVS requested its provisional execution on June 9, 2010. The court handed down its ruling on June 21, 2010 on the request, which was suspended as a result of Mediapro's subsequent application and filing for bankruptcy proceedings, which are still underway before Barcelona Mercantile Court number 7.

AVS also filed a claim before Barcelona Mercantile Court number 7 demanding EUR 95 million in damages not covered by the sentence handed down on March 15, 2010. This proceeding was suspended after the judge declared the existence of a preliminary judgment via ruling of September 22, 2010, which was appealed by AVS.

AVS has also considered raising other incidental claims in the proceedings, the most important relating to the request to consider as an ordinary loan, with full bankruptcy rights, the amount equivalent to EUR 122 million consisting of the obligation to deliver the audiovisual rights that Mediapro was sentenced to in the ruling of March 15, and to the challenge of certain credits related to the syndicate loan from banks to Imagina (the parent of Mediapro).

In its ruling of June 28, 2011, Barcelona Mercantile Court number 7 stated that the condemnatory decisions in the ruling of March 15 regarding the delivery of audiovisual rights of certain clubs (not all) are provisionally executive decisions. Therefore, the obligations may,

in principal, be considered as an ordinary loan. Nevertheless, AVS' claim was rejected, as the appeal did not distinguish between non-cash rulings.

On June 30, 2011, AVS submitted a document with clarifications and rectifications relating to that ruling, seeking, without prejudice to its right of claim in appeal for the remainder, the recognition as an ordinary loan of the amount corresponding to the FC Barcelona, Sevilla C.F., Valencia C.F., Villareal C.F., Levante U.D. and Real Sociedad SAD soccer clubs.

Similarly, on July 4, 2011, the judge rejected AVS' objection regarding Mediapro's guarantee in Imagina's syndicated loan, considering it a standalone guarantee not linked to the main liability, without considering whether the main liability was due or not. AVS has lodged an objection to this ruling for the purpose of subsequent appeal.

There are other unresolved claims before the definitive statements are prepared and the judicial secretary declares the result of the voting on the proposal of a settlement with creditors (*propuesta anticipada de convenio*) submitted by Mediapro consisting of a delay of 35 months in its payment obligations, without acquittance. For AVS, the ruling on the EUR 122 million loan and the two injunctions to ensure that the credits are recognized as contingent liabilities is still pending.

This primary proceeding against Mediapro was not affected by the agreement dated June 4, 2009 between Prisa Televisión, CSD and DTS Distribuidora de Televisión Digital, S.A. with Mediapro for the exploitation of audiovisual rights for soccer during the 2009/2010 and 2011/12 seasons.

In May 2007 Prisa Televisión, S.A.U. filed a claim against F.C. Barcelona, demanding performance of the agreement executed in 1999 by the Club and Telefónica Media, S.L. (currently Telefónica de Contenidos, S.A.U.), to which Prisa Televisión, S.A.U. had been subrogated in October 2003. Under this agreement, the Club assigned, inter alia, the amounts received from the participation of its teams in international competitions to Prisa Televisión, S.A.U. In this proceeding the Club filed a counterclaim against Prisa Televisión, S.A.U. and Telefónica de Contenidos, S.A.U. On January 12, 2009, a decision was handed down in this proceeding which upheld Prisa Televisión's claims, obliging F.C. Barcelona to settle the appropriate amounts from the 2003/2004 season until the 2007/2008 season. The amounts relating to the seasons up to the 2006/2007 season were the subject of provisional enforcement and were collected by Prisa Televisión. However, Prisa Televisión requested enforcement of the judgment in relation to the amounts for 2007/2008 which was rejected by the court since it considered that in reference to this point the judgment only contained a declaration and that it did not quantify the amounts owed by FCB for this season. Prisa Televisión filed an appeal to the Barcelona Court of Justice against this court decision; on June 3, 2010, it was rejected.

Therefore, Prisa Televisión once again filed a claim against FCB for unpaid amounts during 2007/2008, which went before Court of First Instance no. 24 of Barcelona.

The original sentence handed down on January 12, 2009 was also appealed, by FCB. On September 6, 2010, the Provincial Court of Barcelona confirmed all the terms of the sentence, apart from the date until which FCB should pay the appropriate amounts (May 4, 2007), as well as the calculation of interest on the loan in favor of Prisa Televisión. This ruling is the subject of an administrative appeal by Prisa Televisión and FCB.

On April 8, 2008, the Investigation Unit ("IU") of the Spanish Competition Commission resolved to initiate disciplinary proceedings, ex oficio, against different companies (including Prisa Televisión, S.A.U. and AVS) and 39 soccer clubs due to restrictive competitive practices which would affect the market for the acquisition of audiovisual rights relating to Spanish soccer events held on a regular basis and the market for the audiovisual exploitation of such rights. On August 27 the Investigation Unit of the Spanish Competition Commission (CNC) prepared a statement of accusations in which the factual conclusions of its investigation are summarized. Also, on July 10, 2009, the Investigation Unit issued a resolution proposal. On April 14, 2010, the CNC handed down its ruling, by virtue of which it fined Prisa Televisión and Mediapro EUR 150,000, and AVS EUR 100,000. These fines were based on the finding that the contract between the two parties restricted competition. Prisa Televisión has filed an administrative appeal which has not yet been ruled upon. Nevertheless, the fines levied on Prisa Televisión and AVS are currently suspended following an agreement by the National Appellate Court in its ruling of April 18, 2011, after the parties submitted the corresponding guarantees.

On December 12, 2008, the CMT issued a resolution imposing a sanction against Prisa Televisión for alleged repeated breaches of the requirements relating to the information prepared by the aforementioned company in relation to compliance with the terms and conditions of the Spanish Cabinet Resolution dated November 29, 2002, on which the integration of Vía Digital with Prisa Televisión was conditional. The CMT also handed down a decision imposing a similar penalty against AVS. Both Prisa Televisión and AVS have filed the corresponding appeals for judicial review against these decisions, although no ruling has been issued.

The Group's directors and the internal and external legal advisers do not expect any material liabilities not already recognized to arise for the Group as a result of the outcome of these lawsuits.

PROMOTORA DE INFORMACIONES, S.A. (PRISA)

AND SUBSIDIARIES

CONDENSED CONSOLIDATED DIRECTOR'S REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2011

1. BUSINESS PERFORMANCE

Prisa achieves revenues of 1,350.77 million euros, ebitda of 220.21 million euros and net profit of 11.10 million euros.

Highlights in the first half of 2011 are:

- Market conditions remain stable in all business areas except advertising and general publishing, which are still being affected by macroeconomic factors, especially in Spain and Portugal.

- In the **Audiovisual area**, revenue totaled 632.91 million euros, and adjusted EBITDA totaled 111.71 million euros. Adjusted EBITDA margins increased by almost 4 percentage points to 17.6%. At the end of H1, pay TV had 1.79 million subscribers, of which 23,106 correspond to wholesale distribution and DTT. The cancellation rate has continued to decrease to 14.2%. Subscribers to iPlus and Multi+ value-added services rose by more than 40% in H1.

- **Revenue in the** Education areawas319.01 million euros, up 12.1% in Latam thanks to strong campaign performance, particularly in Brazil where revenues grew Brazil by 12.7%. Adjusted EBITDA reached 79.97 million euros, a 7.0% improvement over H1 2010, whilst margins were maintained.

- Revenue in theRadio **area** stood at 185.05 million euros, down 6.3% year on year. Earnings in Spain were negatively impacted by the deterioration of Spain's advertising market, though this was offset by ongoing strong growth in Latin America, where revenue grew 8.5% compared to the same period last year. Adjusted EBITDA totaled 46.56 million euros (-9.5%) and the adjusted EBITDA margin was 25.2%.

- Revenue inPress was 204.16 million euros, reflecting virtually no change on last year's H1 figure. Adjusted EBITDA totaled 31.51 million euros, a 28.2% improvement over the same period last year, with an improvement of 3.5 pp in the margins to 15.4%.

- The Digital **area** achieved a monthly average of 64.4 million unique visitors in the first half, a 33.1% increase compared to the same period last year, thanks to strong, double-digit growth recorded by As.com, El Pais.com and Cinco Días.com.

- **Advertising revenue** totaled 315.87 million euros, down 7.8% from the same period the previous year due to the negative impact of deterioration in Spain's advertising market.

- Once the conditions with Trade Unions have been agreed with regards the **restructuring plan**, the total cost of the initiatives will be 114.7 million euros including 6 million euros from initiatives in 2010.The payback is 1.4 years and the plan is expected to be completed by first quarter 2012.

- The bank's net debt increases by 247.23 million euros and the total amount of investments amounting to 131.05 million euros, being the most relevant the acquisition of decoders by Prisa TV.

2. PRINCIPAL RISKS ASSOCIATED WITH THE BUSINESS

The activities of the Group subsidiaries, and hence its operations and results, are exposed to risks inherent to the environment in which it operates, and also to risks arising from external factors, such as the macroeconomic situation, the performance of its markets (advertising, publishing, circulation, audiovisual, etc.), regulatory changes, the emergence of new competitors and the performance of its competitors. The activities carried on by the Group's business units abroad, mainly in America, are exposed to additional risks associated with exchange rate fluctuations and with the economic and political situation of the country.

For risk management and monitoring purposes, the Group classifies the main risks to which it is exposed in the following categories:

a. Strategicrisks
b. Business processrisk
c. Financialmanagementrisks
d. Financialreportingreliabilityrisks
e. Technologicalrisks

The Group has bodies and specific actions to detect, measure, monitor and manage these risks.

3. MAIN FINANCIAL RISKS AND USE OF FINANCIAL INSTRUMENTS

Exposure to foreign currency risk

The Group is exposed to fluctuations in the exchange rates of the various countries in which it operates. The foreign currency risk assumed by the Group relates primarily to the following transactions:

- During the first half of 2011 a 68% of the Prisa Group's consolidated revenue was generated in the domestic market and 32% in the international market, mainly in Latin America and Portugal.

- Financial investments made to acquire ownership interests in foreign companies: these are long-term investments aimed at maintaining stable ownership interests in companies, although such investments are exposed to changes in their net

asset value, not only as a result of their activity, but also due to the effect of exchange rate fluctuations.

- Debt denominated in foreign currency: only 1.19% of the Group´s total bank borrowings at June 30, 2011 was denominated in foreign currency.

In order to mitigate this risk, the Group arranges hedges to cover the risk of changes in exchange rates (mainly foreign currency hedges, forwards and options) on the basis of its projections and budgets.

If the hedging strategy is inadequate or the counterparties of the hedging agreements become insolvent, the Group may not be capable of fully or partially neutralizing the risks associated with the changes in the exchange rate, which would have the subsequent adverse effect on the financial situation and profit or loss of Prisa.

Exposure to interest rate risk

The Group is exposed to fluctuations in interest rates as its entire bank borrowings are at floating interest rates. Consequently, the Group arranges interest rate hedges; basically through contracts providing for interest rate caps (swaps, IRS and combinations of options). If the hedging strategy is inadequate or the counterparties of the hedging agreements become insolvent, the Group may not be capable of fully or partially neutralizing the risks associated with the changes in the interest rate, which would have the subsequent adverse effect on Prisa's financial situation and profit or loss.

4. OUTLOOK

The media industry is sensitive to trends in the main macroeconomic variables and, in particular, to the advertising cycle, which is very closely related to GDP. However, the Prisa Group's exposure to the performance of the advertising market is limited, due to the diversification of its revenue sources, with advertising revenue representing only 23% of total revenue in the first half of 2011 (24% in the first half of 2010, considering Cuatro as a discontinued operation). Also, it has demonstrated that international presence and leadership position has enabled it to outperform the general market.

Prisa has solid businesses that are not affected by the economic cycle, such as Educational-Publishing, which in the first half of 2011 represented 24% of the Group's total revenue (compared with 21% in the first half of 2010, considering Cuatro as a discontinued operation). This business continues to boast strong growth prospects, above all in Latin America. The entry of a strategic partner with a good knowledge of the Latin American market has strengthened the potential for growth in this geographic area, and in the development of new business lines.

The strategy initiated last year by PrisaTelevisión in the pay TV business, and the addition of strategic partners, has generated extremely positive expectations for the future growth of DIGITAL+ already being reflected in the positive evolution of the main indicators of business operations during the first half of 2011. The potential of the Spanish pay TV market to achieve similar penetration to that of other European

countries has increased now that a strategic decision has been made that the subscribers not only can access the best Premium content available, but also enjoy more advanced TV services such as high definition, 3D, or the iPlus set-top box. Sales of these products and services to customers using platforms other than satellite platforms are significantly boosting the growth of this business.

The Group capitalization during 2010, thanks to the agreements reached, has enabled it to focus its efforts on business development and transforming its traditional model by integrating the various units through digital technology. The creation of a multimedia platform will improve the Group's offer of products and services, providing consumers with access to new products.

This business model, together with the consolidation of the cost-containment policy implemented in previous years, the scope to tap existing synergies across the business units, and the restructuring plan announced at the beginning of 2011 and which will run to the beginning of 2012, is enabling the Group to respond flexibly and efficiently to the changes in the industry.